Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2013
(Expressed in US dollars)

Norsat International Inc.	Management’s Discussion & Analysis

TABLE OF CONTENTS

1.0 INTRODUCTION	3
2.0 BUSINESS OVERVIEW	3
2.1 OVERVIEW OF THE BUSINESS	3
2.2 COMPANY PRODUCTS AND SERVICES	4
2.3 MARKETS AND TRENDS	6
2.4 STRATEGY	8
3.0 OVERVIEW	10
3.1 OUTLOOK	11
4.0 FINANCIAL REVIEW	11
4.1 NON-IFRS MEASURES	11
4.2 SELECTED ANNUAL INFORMATION	13
4.3 RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2013	13
4.4 RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013	15
4.5 SUMMARY OF QUARTERLY RESULTS	17
4.6 BUSINESS COMBINATIONS	18
4.7 LIQUIDITY AND FINANCIAL CONDITION	21
4.8 CAPITAL RESOURCES	22
4.9 CONTRACTUAL OBLIGATIONS AND CONTINGENCIES	26
4.10 ISSUED CAPITAL	26
5.0 OFF BALANCE SHEET ARRANGEMENTS	28
6.0 TRANSACTIONS WITH RELATED PARTIES	28
7.0 PROPOSED TRANSACTIONS	28
8.0 CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES	28
9.0 FINANCIAL INSTRUMENTS AND RISK EXPOSURES	42
10.0 OUTSTANDING SHARE DATA	44
11.0 DISCONTINUED OPERATIONS	44
12.0 RISKS AND UNCERTAINTIES	45
12.1 RISKS ASSOCIATED WITH FINANCIAL RESULTS	45
12.2 RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS	46
12.3 RISKS ASSOCIATED WITH THE VALUE OF SHARES	50
12.4 RISKS ASSOCIATED WITH FOREIGN EXCHANGE	50
12.5 RISKS ASSOCIATED WITH INTEREST RATES	50
13.0 DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	51
13.1 DISCLOSURE CONTROLS AND PROCEDURES	51
13.2 INTERNAL CONTROLS OVER FINANCIAL REPORTING	51
13.3 CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING	51

Norsat International Inc.	Management’s Discussion & Analysis

1.0 Introduction

The following management’s discussion and analysis (“MD&A”) of Norsat International Inc. (“Norsat”, “the Company”, “we” or “us”) as of February 25, 2014 should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2013, 2012 and 2011, and related notes included therein. These audited consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All amounts are expressed in United States dollars unless otherwise indicated. The MD&A and audited consolidated financial statements were reviewed by our Audit Committee and approved by our Board of Directors.

Additional information relating to the Company including our most recent Annual Information Form may be found at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in our operations in future periods, the adequacy of our financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about our market opportunities, strategies, competition, expected activities and expenditures as we pursue our business plan, the adequacy of our available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments we anticipate will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Report on Form 20-F, under the heading “Risk Factors” available at www.sec.gov. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

2.0 Business Overview 2.1 Overview of the Business

Norsat is a leading provider of innovative communication solutions used by government organizations, militaries, transportation, resource and marine industry companies, news organizations, public safety search and rescue operators and others. Our solutions enable the transmission of data, audio and video for remote and challenging applications. Our products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, radio frequency (“RF”) conditioning products, maritime based satellite terminals and remote networks connectivity solutions.

Our business currently operates primarily through three business segments: RF antennas and filters (“Sinclair Technologies”), Satellite Solutions, and Microwave Products.

Our common shares trade on The Toronto Stock Exchange under the ticker symbol ‘NII’ and on the OTC Bulletin Board (“OTCBB”) under the ticker symbol ‘NSATF’.

Norsat International Inc.	Management’s Discussion & Analysis

2.2 Company Products and Services

Sinclair Technologies

Sinclair Technologies specializes in RF antenna and filter products designed for high performance, reliability and durability in extreme mechanical/electrical environments and weather conditions. Within these two main product lines, we offer over 2,000 distinct products, including base station antennas, mobile/transit antennas, covert antennas, filters, receiver multicouplers, and accessories. Engineers in our Sinclair Technologies segment are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on R&D and continuous product enhancement, we continue to expand our product offerings and improve existing designs to better serve customers.

Antennas

Our Sinclair Technologies segment has developed an exceptionally broad range of antennas, especially in the frequency bands allocated to public safety, air traffic control and land mobile radio applications. Some of these frequencies are currently being “re-farmed” or re-allocated to new applications by governing bodies such as the FCC in the US and Industry Canada. This “re-farming” of frequencies creates new demand, which we can satisfy through engineering derivative modifications to our existing products. This, in turn, preserves our leadership position in the antenna market.

Our Sinclair Technologies segment also manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. Our family of collinear omni-directional antennae has a strong reputation with private mobile radio operators who use these antennas to provide coverage solutions. Sinclair Technologies was instrumental in developing low passive inter-modulation (“PIM”) antennas.

Filters

Sinclair Technologies also produces an extensive portfolio of RF filter products used to optimize the performance of antenna systems including cavity filters, transmitter combiners, duplexers, isolators, circulators and receiver multi-couplers. Our filter product line is based on standard cavity and combines resonator technologies, as well as very small high-performance filters, using cross-coupled technology.

Satellite Solutions

Our Satellite Solutions segment, established in 2003, provides a comprehensive portfolio of fly-away satellite terminals and software interfaces designed for easy portability and reliable connectivity in locations where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent.

Our portfolio of portable satellite systems includes:

The upgraded Norsat GLOBETrekker™ 2.0 is an intelligent, auto-acquire, rapidly deployable fly-away satellite terminal. GLOBETrekker now includes a modular architecture that enables easy component swapping in the field, a simple one-touch interface, elevated electronics for all terrain deployment and a variety of other feature enhancements that improve usability, performance and ruggedness. The terminal is built to military-grade specifications (MIL-STD-810G) and is easily transported via airline checkable packaging. GLOBETrekker is ideal for users with mission critical communication requirements such as military, resource, emergency response, and transportation applications.

The Norsat ROVER™ is an ultra-portable fly-away satellite terminal with assisted acquire technology. Easily assembled in a matter of minutes, the ROVER is ideal for the rapid deployments of military and other highly mobile operations. The ROVER is easily capable of data transfer rates in excess of 12 Mbps, yet is still compact enough to fit into a single backpack.

Norsat International Inc.	Management’s Discussion & Analysis

SigmaLink™ is a fly-away satellite terminal with antenna sizes up to 2.4m, suitable for longer term deployments, yet portable enough for mobile operations. SigmaLink is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Norsat’s GLOBETrekker, Rover and SigmaLink fly-away terminals offer superior ease of use, ruggedness, and portability compared to competitive offerings. All systems are shipped with LinkControl software, the industry’s most intuitive and powerful suite of satellite pointing tools. LinkControl seamlessly integrates the various hardware components, automates the process of satellite acquisition, and enables users to pre-configure settings for rapid field deployments.

Norsat entered the machine-to-machine (“M2M”) solutions market in 2013 with Sentinel remote site monitoring and control (“RMC”), Sentinel RMC is a global end-to-end, M2M solution. M2M solutions refer to a wide variety of technologies that enable both wireless and wired systems to communicate with other devices of the same ability. By enabling machines to communicate with each other, real-time data can easily be collected and analyzed from remote locations.

Norsat’s Sentinel RMC includes remote terminal units (“RTUs”) for remote site data collection and control, a communication service to backhaul data, a data hosting facility for storage, and a secure web based customer interface for data access. Initially designed for use in the upstream oil & gas market, Sentinel RMC is also ideal for other applications that require real-time data monitoring of remote sites, including forestry, municipal water systems and other unique and niche applications.

Through our recent acquisition of certain assets and liabilities of CVG, Incorporated (“CVG”), a US-based satellite communication business, we now offer a series of SATCOM Baseband Kits. These convenient, all-in-one tool kits can be used for worldwide satellite system field deployments. Baseband kits support a variety of applications and are available in Compact Flyaway Kits, Emergency Communications Kits and Red/Black Gateway Kits. Key features include the ability to provide core office functions while operating in emergency situations, market leading portability, and connectivity support in challenging environments.

The recent acquisition has also allowed us to introduce the RANGER - an assisted-acquire micro-sat terminal. The RANGER is a ruggedized, high performance and portable terminal ideal for rapid deployments where portability is essential.

Microwave Products

Our Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers that enable the transmission, reception and amplification of signals to and from satellites. Our product portfolio of microwave components includes a comprehensive range of satellite receivers (“LNBs”), transmitters (“BUCs”), transceivers, solid-state power amplifiers (“SSPAs”) and other microwave components.

Low Noise Block Down Converters (“LNBs”), are required by every satellite antenna (or “dish”) irrespective of aperture or location. The LNB is mounted at the focal point of the dish to convert incoming microwave signals into electrical signals that are routed to the remote receiver or indoor unit. Reliability is critical for these products as they are used in remote areas around the world.

Satellite transmitters or Block Up Converters (“BUCs”) convert electrical signals into microwave signals that can be transmitted to an orbiting satellite. A BUC is required to transmit to a satellite for applications such as news gathering, broadband internet access, and broadcasting.

Another extension of Norsat’s product offering stemming from our recent acquisition includes the new ATOM Series BUCs. These Block Up Converters are the smallest, lightest and most energy efficient transmitters available on the market today. The high efficiency ATOM reduces power consumption significantly; delivering overall cost savings over the lifetime of the device.

Norsat International Inc.	Management’s Discussion & Analysis

Norsat is a market leader in microwave products. Through more than three decades of participation in this market, we have developed a reputation for quality, reliability and innovation. We believe that we have the largest market share of any of our competitors in this space.

2.3 Markets and Trends

Radio Frequency Based Communications - Markets

The antenna and filter products supplied by our Sinclair Technologies segment are used primarily by the land mobile radio (“LMR”) industry and specifically by the following industry segments:

  Public safety operators, including several police forces, the coast guards and navies, and a large set of ambulance and fire dispatch services;

  Private sector networks including rail, ground and air transportation networks used by natural resource, utility, taxi, trucking, and construction companies, as well as other dedicated network operators. These customers are generally served through an extensive set of dealers specializing in radio systems;

  Mobile radio, public safety, aviation and heavy transport industries; and

  Original equipment manufacturers.

Sinclair products are well established globally. Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair antennas and filters are integral components of many wireless communications networks - controlling, enhancing and propagating radio frequency signals associated with these systems. Most Sinclair products support both voice and data.

Radio Frequency Based Communications - Trends

Communication networks, and in particular, mobile wireless communications systems, are widely used in public safety, national security, natural resource management, and other specialized applications.

  Limited availability of licensed and unlicensed frequencies is causing governments to re-assign spectrum for public safety networks. As an example, US broadcasters were recently required to vacate the 700 MHz frequency band to allow spectrum for new public safety networks.

  Demand by mobile radio users for more radio channels is causing network operators to reduce channel spacing and increase demand for filter products.

  Large competitors are more focused on the larger cellular market and appear to be reducing investment in new product development for the LMR market, and

  Original equipment manufacturers (“OEMs”) are driving greater efficiencies and increasing their bargaining power by favouring fewer vendors with a broad product portfolio.

Satellite-based Communications - Markets

Norsat’s satellite-based communications business includes Satellite Solutions, Microwave Products, Maritime Solutions and M2M Solutions. These products employ satellites that are orbiting the earth to transmit and receive content. Our equipment interoperates with satellites that orbit the earth at the same speed as the earth rotates. These satellites appear to remain at the same point relative to the earth’s surface, thus giving the impression that they are stationary. These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

Norsat International Inc.	Management’s Discussion & Analysis

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. Our equipment has been standardized so that it can operate on most satellites, without further customization. These products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and motion video.

The satellite industry continues to see increased demand, driven primarily by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. Our products operate primarily on widely deployed commercial Ku-band satellites. However, some of our products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

Demand for satellite-based M2M solutions is on the rise given the needs of key vertical markets. Overall the satellite market is stable and expected to grow at a steady pace. Certain vertical markets, such as transportation, oil and gas and cargo, show stable growth while military is expected to experience slower growth. Green energy, mining, utilities and civil government show growth typical of nascent markets.

Satellite-Based Communications – Trends

Although we continue to see softness in the satellite-based communications market as a result of the US sequestration, we believe that a number of longer term trends are positively influencing the sector. Specific trends include the following:

  There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

  As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure.
  Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

  In the era of 24-hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world. Media outlets need to be able to deploy quickly to meet this expectation.

  Major media are experiencing competition from alternative news sources that typically make content available over the Internet. Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

  The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are increasingly considered vital.

  Major organizations that have global operations are increasingly aware of, and plan for, natural or manmade crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

  A number of large-scale disasters in recent years have proven the critical importance of first responders being able to establish rapid communication links to coordinate recovery efforts.

  Experience with information technology and communication equipment in recent decades has conditioned users to expect that related hardware will become smaller and more portable over time, while offering improved functionality. Providers who are able to meet this expectation can realize competitive advantages.

Norsat International Inc.	Management’s Discussion & Analysis

  Applications for satellite technology are becoming ubiquitous. From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and Internet backhaul, location-based services and satellite imagery. As a result, a broader base of users has a need for ground-based satellite equipment.

2.4 Strategy

Provide leading communication solutions

Norsat’s mission is to become a leading provider of innovative communication solutions for remote and challenging applications. Our primary value proposition is rooted in our longevity and reputation for quality, and in our track record for being highly successful when dealing with projects in challenging parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after-sales support infrastructure. In addition, we have a track record of introducing innovative new products to the RF antenna and filter, and satellite industries and we plan to remain a product leader in these areas. Supported by a strong financial base, we continue to invest in research and development for the RF antenna and filter, satellite, and microwave businesses. These attributes will remain core elements of our strategy, forming the foundation of our organic growth.

Pursue acquisition opportunities

While we continue to focus on organic growth within our existing product segments, we are also actively pursuing a mergers-and-acquisition-based growth strategy. As such, we are constantly identifying and evaluating potential candidates that are leaders in their field and that meet our core acquisition criteria of:

  enhancing our ability to provide communication solutions in challenging environments;

  providing access to high-end commercial markets; and,

  increasing our ability to generate a stable revenue stream.

While we believe a proportion of our future growth will come via business combinations, we are proceeding prudently. Any merger or acquisition opportunity must be attractively priced, advance our corporate objectives and have the potential to be accretive to our shareholders.

On April 16, 2013, Norsat acquired certain business assets and assumed certain liabilities of CVG. Please refer to Section 4.6 “Business Combination” for further information. This acquisition has advanced our core business by augmenting our product portfolio and enhancing intellectual property (IP) for our Satellite Solutions and Microwave business units.

In January 2011, we acquired Aurora, Ontario-based Sinclair Technologies Holdings Inc. (“Sinclair”), a private company and a leading provider of antenna and radio frequency conditioning products.

The Sinclair acquisition has proved to be a good fit with our strategy in that it complements our core businesses and supports our goal of becoming a premium provider of communication solutions for remote and challenging applications. Like Norsat’s other product lines, Sinclair products are used all over the world and are often operated in the harshest of environments. Both the Norsat and Sinclair brands are equated with superior products, the latest technologies and customized solutions. However, the Sinclair product line targets different end-markets than Norsat products, providing opportunities to expand our market base and generate cross-selling opportunities between the two units. The integration of Sinclair has enabled Norsat to achieve modest costs savings as a result of efficiencies gained from being a larger organization.

Continue to provide innovative products

We invest in research and development to maintain our status as “best in class.” Our R&D efforts are directed toward enhancing existing product lines and introducing new products. We believe that the development of new

Norsat International Inc.	Management’s Discussion & Analysis

products within our various product segments will keep Norsat on the cutting edge of the industry, attract new business and lead to the development of new market verticals.

Expand into new markets

Our long-term objectives include entering new geographic markets and strengthening our reach into existing markets, broadening our customer base, and expanding into new market verticals.

The Sinclair acquisition has strongly supported this strategy. Sinclair products are well established among customers in the commercial space and at the municipal government level and have provided opportunities for Norsat to diversify into these markets. We have seen the benefits of engaging new and past customers under the strength of a larger combined entity resulting in ordering activities. We will continue to pursue new opportunities that further expand our market reach.

Provide a breadth of solutions to our existing customers

Another component of our growth strategy is to expand the breadth of the solutions we provide to each customer. Currently, the vast majority of our revenues are generated by the hardware and systems we manufacture. We believe there are a number of opportunities to provide ancillary services and third-party hardware components related to these core products. In particular, we believe customers in remote and challenging environments would benefit from an end-to-end solution provider approach, enabling them to purchase all of their secure communication requirements from a single vendor. Customers could then be confident that all elements would be configured to work well together, and that they would receive comprehensive product support. Norsat, in turn, would benefit from stronger customer relationships, higher sales, and the long-term development of a stable, recurring revenue stream.

We continue to actively evaluate various technologies and commercial applications that complement our current suite of product and service offerings. Our goal is to become the connectivity solutions provider of choice for challenging applications and environments.

We are also seeking new opportunities in remote and challenging applications where we can offer our expertise to solve communications and logistics problems. We plan on leveraging our secure and reliable products, along with our experience on how to better serve customers and give them the best value and product performance. As we establish more initiatives in the world’s remote and challenging regions and environments, our expectation is that many of the customers we currently serve will have scalable opportunities and will rely on us to assist in further build-outs or expansion projects.

Grow our business through existing and new customers

We market the majority of our products in North America through our direct sales force, OEMs, distributors and manufacturer representatives. In Europe, the Middle East, Africa and Asia, our products are sold through a direct sales force, OEMs, and system integrators.

Almost all of our portable satellite systems sales to the US Government were initially sold through our direct sales force. Due to successful deployments with the US Government, additional militaries and governments around the world have become Norsat customers.

We will continue to use, increase and invest in our various sale channels, and we are increasingly emphasizing those that enable us to target large commercial customers. In addition, we are pursuing opportunities to cross-sell our products to customers within all of our segments.

Continue to focus resources prudently

Norsat has been fiscally prudent with regard to expenses and we will continue to focus our resources strategically. While we seek growth opportunities, we also continue to review opportunities for strategic cost-cutting measures.

Norsat International Inc.	Management’s Discussion & Analysis

3.0 Overview

  On April 16, 2013, we acquired certain business assets and assumed certain liabilities of CVG for cash consideration of $0.5 million. The acquired assets include new products and associated IP that align with our existing product roadmap and enable us to immediately enter new and additional areas within the satellite communications markets with solid state power amplifiers (“SSPAs”), high power block up converters (“BUCs”), SATCOM baseband kits and Microsatellite terminals (terminals with antenna sizes below 1 metre).
  During the balance of 2013 we successfully transitioned the acquired assets to our Richmond, BC facility and added additional resources and infrastructure to be ready for commercial production. To date, we have received several orders for our new product lines including a significant order from Harris Corporation (NYSE:HRS) (“Harris”). For 2013, CVG has contributed $1.5 million to our overall revenue.

  On March 28, 2013, we were awarded a Cdn$13.3 million repayable contribution from the Canadian Government’s Strategic Aerospace and Defence Initiative (“SADI”). This contribution will enhance our strategic research and development program going forward and will help maintain our leadership position in the development of innovative new products and technologies. An important benefit of the SADI award is the opportunity to work collaboratively with university researchers and to develop stronger channel relationships with local suppliers of components used in our new technologies. Norsat has a long history of excellence in research and development, and the contribution from SADI ensures we will remain at the forefront of communications technology development.

  2013 proved a challenging year with sales negatively affected by US government budget sequestration and by the ongoing economic uncertainty in our markets. Sales picked up slightly in the fourth quarter after the U.S. debt ceiling issue was temporarily resolved. Total sales for the three months ended December 31, 2013 increased slightly to $10.7 million, from $10.6 million in the same period in 2012. Total sales for the year ended December 31, 2013 were $36.4 million, compared to $42.4 million in in 2012. The decrease in total sales reflects moves by customers to cut back and delay programs.

  Our Sinclair Technologies segment recorded sales of $6.3 million in the fourth quarter of 2013, compared to $5.7 million in the same period of 2012, and $22.5 million for the full year of 2013, compared to $24.2 million in 2012. The year-over-year decrease primarily reflects the negative impact of the US government budget sequestration. The slight improvement in fourth quarter 2013 sales was attributable to higher US government spending due to pent-up demand and the easing of the budget sequestration in the latter part of 2013.

  Satellite Solutions sales were significantly impacted by the US sequestration, with sales of $0.8 million in the fourth quarter of 2013, compared to $2.2 million in Q4 2012. For the year ended December 31, 2013, Satellite Solutions sales were $4.8 million, compared to $8.7 million during the same period in 2012. US government sequestration, the substantial completion of our NATO and the FNESS contracts, and the expiry of warranties and post-service contracts were the key factors in the year-over-year changes.

  Microwave Products sales increased 39% to $3.4 million in the fourth quarter of 2013, from $2.5 million during the same period in 2012. For the year ended December 31, 2013, Microwave Products sales were $9.1 million, compared to $9.6 million in 2012. Our Microwave segment was significantly impacted by the US budget sequestration through the first three quarters of 2013. In the fourth quarter, sales rebounded as a result of new sales of our CGV product lines including a significant win of a large contract from Harris. The contract is expected to generate revenues for us over a period through the second quarter of 2014.

  Consolidated gross margins for the three months and year ended December 31, 2013 were 30% and 38% respectively, compared to 44% and 43% during the same periods in 2012. The large decline in gross margin was mainly due to a $1.2 million inventory write-down related to the Satellite Solutions business unit. The write-down was resulted from a comprehensive review of certain satellite product lines due to changing market demand, new information indicating decreased future prospects and the non-renewal of a previous long-term US government contract.

Norsat International Inc.	Management’s Discussion & Analysis

  Continued global economic weakness and US budget sequestration has increased competition in our markets. Going forward, pricing pressure could negatively impact our ability to maintain or improve margins.

3.1 Outlook

While there has been some easing of US government budget sequestration in recent months, economic and market conditions remain challenging we anticipate modest revenue improvement in the first quarter of 2014, driven by increased customer activity in the Sinclair and Microwave segments. Sales in our Microwave segment should be further supported by our diversification activities, including the addition of the CVG product portfolio and related win of the Harris contract. Harris is an acknowledged industry leader and we believe this partner’s recognition of our product strengths will bolster Norsat’s reputation and could further our expansion into the BUC market for high power block up-converters. Sales in our Satellite Solution business are expected to remain constrained as a result of weak customer demand. In addition a significant airtime contract has recently expired and another airtime contract is scheduled to expire at the end of Q1 2014. We do not expect to replace the recurring revenue from these contracts in the near future.

Going forward, we will continue to work to diversify our business by broadening our product portfolio and expanding our customer base on a geographic and market sector basis. We are continuing to focus on markets beyond the US, as well as on the commercial, resource, transportation and public safety segments. We are also continuing to pursue other new revenue opportunities.

The current global economic uncertainties, coupled with our stable financial position and capital structure, continue to create excellent conditions for realizing growth through business combinations. We will continue to actively pursue merger and acquisition opportunities that provide strong value, further our strategic objectives and have the potential to be accretive to shareholders.

We will also continue to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions we provide to customers. In addition, we continue to evaluate other strategic opportunities for improving our overall operating and financial performance.

4.0 Financial Review

4.1 Non-IFRS Measures

Management uses non-IFRS measures, EBITDA and Adjusted EBITDA as supplemental measures to evaluate the performance of the Company. EBITDA is defined as earnings before income tax expense, financing costs, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted with foreign exchange gain or loss, reorganizational costs, write-down of inventory, impairment charges or recoveries, discontinued operations and other non-cash charges.

Management believes that EBITDA and Adjusted EBITDA provide important measures of the Company’s operating performance because they allow management, investors and others to evaluate and compare the Company’s core operating results, including its return on capital and operating efficiencies, from period to period by removing the impact of its capital structure (interest expenses), asset base (depreciation and amortization), tax consequences, other non-core operating items (acquisition costs) and other non-free cash items (write-down of inventory). Both EBITDA and Adjusted EBITDA do not have any standardized meaning prescribed by IFRS, other companies may calculate these non-IFRS measures differently, and therefore our EBITDA and Adjusted EBITDA may not be comparable to similar titled measures of other companies. Accordingly, investors are cautioned not to place undue reliance on them and are also urged to read all IFRS accounting disclosures presented in the audited consolidated financial statements and accompanying notes for year ended December 31, 2013.

Norsat International Inc.	Management’s Discussion & Analysis

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures:

('000s)	Three months ended December 31
	2013	2012	Change
Net earnings for the period	$1,698	$872	$826	95%
Interest expense	41	152	(111)	(73%	)
Amortization and depreciation	372	358	14	4%
Tax recovery	(647)	(6)	(641)	>100%
EBITDA	1,464	1,376	88	6%
Foreign exchange gain	(588)	(110)	(478)	>100%
Acquisition costs	4	-	4	n/m
Write-down of inventory	1,264	-	1,264	-
Adjusted EBITDA	$2,144	$1,266	$878	69%
n/m = not meaningful

Adjusted EBITDA for the three months ended December 31, 2013 improved by 69% to $2.1 million, compared to the same period last year, reflecting mainly lower total expenses in the fourth quarter of 2013 compared to the same period in 2012. Although fourth quarter gross profit decreased by $1.4 million year-over-year due to lower sales volumes, this was offset by a $1.0 million reduction in operating expenses. The decrease in operating expenses reflects reduced sale commissions and bonuses accrued as a result of lower sales volumes and lower earnings, together with lower G&A expenses from employee-related cost savings, and higher government contributions.

('000s)	Year ended December 31
	2013	2012	Change
Net earnings for the period	$3,707	$5,135	$(1,428)	(28%	)
Interest expense	236	536	(300)	(56%	)
Amortization and depreciation	1,401	1,476	(75)	(5%	)
Tax recovery	(731)	(2,501)	1,770	(71%	)
EBITDA	4,613	4,646	(33)	(1%	)
Foreign exchange (gain) loss	(888)	250	(1,138)	>100%
Discontinued operations	-	(81)	81	(100%	)
Acquisition costs	131	-	131	n/m
Write-down of inventory	1,264	-	1,264	-
Adjusted EBITDA	$5,120	$4,815	$305	6%
n/m = not meaningful

Adjusted EBITDA for the year ended December 31, 2013 improved by $0.3 million, or 6%, to $5.1 million, compared to the same period in 2012. The year-over-year improvement in Adjusted EBITDA reflects the $3.3 million decrease in operating expenses, partially offset by a $3.0 million reduction in gross profit margin, excluding the effects of depreciation, amortization and the inventory write-down. The decrease in operating expenses reflects reduced sale commissions as a result of lower sales volumes, lower G&A expenses from reduction in bonuses accrued due to lower sales volumes and lower earnings, and higher government contributions.

Working Capital

We use working capital changes as a supplemental financial measure in our evaluation of liquidity. We believe that monitoring working capital items assists in assessing the efficiency of allocation of short-term financial resources. Working capital is calculated by subtracting current liabilities from current assets. As at December 31, 2013, working capital had increased to $10 million, from $7.5 million at December 31, 2012.

Current Ratio

Current Ratio is a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. We believe that monitoring our current ratio helps to assess the health of our liquidity. Current Ratio is defined as current assets divided by current liabilities. As at December 31, 2013, our current ratio was 2 times compared to 1.5 times as at December 31, 2012.

Norsat International Inc.	Management’s Discussion & Analysis

4.2 Selected Annual Information

('000s), except per share amounts	Year ended December 31
	2013	2012	2011
	$	$	$
Sales	36,418	42,429	37,792
Earnings before income taxes	2,976	2,553	1,761
Current income tax expense	270	782	811
Deferred income tax (recovery)/expense	(1,001)	(3,283)	479
Earnings from continuing operations	3,707	5,054	471
Earnings from continuing operations and net earnings per share - basic and diluted	0.06	0.09	0.01
Net earnings	3,707	5,135	411
EBITDA(1)	4,613	4,815	3,759
Adjusted EBITDA(1)	5,120	4,815	4,209
Total assets	38,678	40,882	40,261
Total non-current liabilities	2,013	2,387	3,362

(1)	EBITDA and Adjusted EBITDA are Non-IFRS Measures. See Section 4.1 “Non-IFRS Measure”.

On April 16, 2013, we acquired certain business assets and assumed certain liabilities of CVG for cash consideration of $0.5 million and have included CVG’s sales of $1.5 million in our 2013 sales results.

On January 21, 2011, we acquired Sinclair Technologies and have included Sinclair’s sales of $22.4 million, $24.2 million and $20.2 million in our sales results of 2013, 2012 and 2011, respectively.

We recorded deferred income tax recovery of $3.0 million as a result of the reorganization of our legal structure in 2012.

In 2012, we sold our maritime vessel monitoring unit, with related revenues and costs being reclassified to net earnings (loss) from discontinued operations. Please refer to Section 11.0 “Discontinued Operations”.

4.3 Results of Operations for the Three Months Ended December 31, 2013

Sales and Gross Margin

	Three months ended December 31
	2013		2012	Change
Sales (in '000s)
Sinclair Technologies	$6,326		$5,662	$664		12%
Satellite Solutions	916		2,463	(1,547)		(63%	)
Microwave Products	3,435		2,473	962		39%
Total	$10,677		$10,598	$79		1%

Gross Profit Margin
Sinclair Technologies	43%		45%	(2%	)
Satellite Solutions	(93%	)	38%	(131%	)
Microwave Products	38%		46%	(8%	)
Total	30%		44%	(14%	)

Results from our business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s products are installed before the winter season. Among our other two segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The

Norsat International Inc.	Management’s Discussion & Analysis

timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

For the three months ended December 31, 2013, total sales remained stable with sales results from the comparable quarter in 2012.

Sales from the Sinclair Technologies segment increased 12% to $6.3 million, from $5.7 million during the same period in 2012. The improvement was attributable to the easing of the budget sequestration in the latter part of 2013 and higher US government spending due to pent-up demand.

Satellite Solutions sales, which now include sales of Maritime antennas, were $0.9 million, compared to $2.5 million in Q4 2012 reflecting the continuing decrease in US military demand and budget constraints among other non-military customers.

Fourth quarter sales of Microwave Products improved 39% to $3.4 million, from $2.5 million in 2012. The $1.0 million increase was mainly driven by the win of a large contract in the fourth quarter of 2013. This contract win was a result of the addition of the CVG Product portfolio and our strong reputation in the microwave communications market.

On a consolidated basis, fourth quarter gross margin percentages were 30%, compared to 44% in Q4 2012. The Sinclair Technologies segment achieved a fourth quarter gross profit margin of 43%, down slightly from the 45% achieved in Q4 2012. The Satellite Solutions segment recorded a negative gross margin of $0.9 million, compared to positive gross margin of $0.9 million during the same period of 2012. The year-over-year change in gross margin reflects a $1.2 million inventory write-down in the Satellite Solution segment and overall lower sales volumes. The write-down was resulted from a comprehensive review of certain satellite product lines due to changing market demand, new information indicating decreased future prospects and the non-renewal of a previous long-term US government contracts. Fourth quarter gross profit margins for Microwave Products were 38% compared to 46% in the same period last year, reflecting lower margin product in the product mix.

Expenses

('000s)	Three months ended December 31
	2013	2012	Change
Selling and distributing expenses	$1,610	$1,532	$78	5%
General and administrative expenses	676	1,336	(660)	(49%	)
Product development expenses, net	397	773	(376)	(49%	)
Other (income) expenses	(541)	109	(650)	(596%	)
Total expenses	$2,142	$3,750	$(1,608)	(43%	)

For the three months ended December 31, 2013, total expenses decreased to $2.1 million, from $3.8 million in Q4 2012.

Fourth quarter selling and distributing expenses in 2013 were comparable to the same period in 2012.

General and administrative expenses decreased to $ 0.7 million, from $1.3 million in 2012, reflecting reductions in personnel costs and sales commissions as a result of the lower sales volumes in Q4 2013.

('000s)	Three months ended December 31
	2013	2012	Change
Direct expenses	$713	$814	$(101)	(12%	)
Amortization	75	93	(18)	(19%	)
Less: Government contribution	(391)	(134)	(257)	192%
Total product development expenses, net	$397	$773	$(376)	(49%	)

Fourth quarter net product development expenses decreased by 49%, to $0.4 million, from $0.8 million in Q4 2012, largely reflecting an increased government contribution with the new SADI program obtained in 2013, in

Norsat International Inc.	Management’s Discussion & Analysis

comparison to a limited government contribution in the same quarter in 2012 in which the previous SADI program was coming to an end.

Other income increased to $0.5 million, from other expense of $0.1 million in the fourth quarter of 2012. The $0.6 million improvement primarily reflects a favourable foreign exchange gain of $0.5 million from translating Canadian dollar-denominated payables and loans into US dollars and the $0.1 million reduction in interest expenses. The reduced interest expense reflects a lower effective interest rate and overall lower bank loan principal balances outstanding in the fourth quarter of 2013 in comparison to the same period in 2012

Net earnings for the period

('000s), except per share amounts	Three months ended December 31
	2013	2012	Change
Earnings before income taxes	$1,051	$866	$185	21%
Net income tax expense/ (recovery)	(647)	(6)	(641)	>100%
Net earnings for the period	$1,698	$872	$826	95%

Basic and diluted earnings per share	$0.03	$0.02	$0.01	50%

Fourth quarter earnings before income taxes increased to $1.0 million, from $0.9 million in Q4 2012, reflecting a lower gross margin offset by lower operating expenses and higher foreign exchange gain.

Fourth quarter net earnings increased to $1.7 million, or $0.03 per share, basic and diluted, from $0.9 million, or $0.02 per share, basic and diluted, during the same period in 2012.

4.4 Results of Operations for the Year Ended December 31, 2013

Sales and Gross Margin

	Year ended December 31
	2013	2012	Change
Sales (in '000s)
Sinclair Technologies	$22,477	$24,173	$(1,696)		(7%	)
Satellite Solutions	4,822	8,678	(3,856)		(44%	)
Microwave Products	9,118	9,578	(460)		(5%	)
Total	$36,417	$42,429	$(6,012)		(14%	)

Gross Profit Margin
Sinclair Technologies	43%	44%	(1%	)
Satellite Solutions	9%	38%	(29%	)
Microwave Products	42%	44%	(2%	)
Total	38%	43%	(5%	)

For the year ended December 31, 2013, total sales were $36.4 million, compared to $42.4 million in 2012.

Sinclair Technologies sales were $22.5 million, compared to $24.2 million in 2012. The year-over-year change in sales was largely the result of reduced government spending in Canada and the negative impact of US government budget sequestration.

Satellite Solutions sales were $4.8 million in 2013, compared to $8.6 million in 2012. Sales from this segment were significantly impacted by reduced US military ordering of satellite equipment and services, reflecting the impact of US budget sequestration. Service revenues also declined as warranties and post-service contracts expired.

Microwave Products sales were $9.1 million, compared to $9.6 million in 2012. Our Microwave segment was significantly impacted by the US budget sequestration, which resulted in some customers delaying projects. The negative sales impact was partially offset by the fourth quarter win of the large new contract for our CVG products.

Norsat International Inc.	Management’s Discussion & Analysis

On a consolidated basis, gross profit margin percentage was 38% in 2013, compared to 43% in 2012. Sinclair Technologies maintained a gross profit margin percentage of 43%, comparable to the 44% achieved in 2012. Gross profit margins from the Satellite Solutions segment were 9%, compared to 38% in 2012, reflecting a greater proportion of lower-margin revenues in the mix and a $1.2 million inventory write-down. Gross profit margins from Microwave Products were 42%, compared to 44% in 2012, reflecting lower margin products in the sales mix.

Expenses

('000s)	Year ended December 31
	2013	2012	Change
Selling and distributing expenses	$6,277	$7,213	$(936)	(13%	)
General and administrative expenses	3,709	5,097	(1,388)	(27%	)
Product development expenses, net	1,433	2,373	(940)	(40%	)
Other (income) expenses	(572)	924	(1,496)	(162%	)
Total expenses	$10,847	$15,607	$(4,760)	(30%	)

For the year ended December 31, 2013, total expenses decreased to $10.8 million, from $15.6 million in 2012.

Selling and distributing expenses decreased to $6.3 million, from $7.2 million in 2012. The year-over-year change reflects reduced personnel expenses and decreased sales commissions as a result of the lower sales volumes in 2013.

General and administrative expenses decreased to $3.7million, from $5.1 million in 2012. . The $1.4 million decrease reflects a $0.5 million reduction in bonuses accrued due to lower sales volumes and earnings in 2013, the absence of approximately $0.3 million in severance costs paid in 2012 for the former President of Sinclair, and other employee-related cost savings.

Product development expenses, net:

('000s)	Year ended December 31
	2013	2012	Change
Direct expenses	$3,191	$3,001	$190	6%
Amortization	322	419	(97)	(23%	)
Less: Government contribution	(2,080)	(1,047)	(1,033)	99%
Total product development expenses, net	$1,433	$2,373	$(940)	(40%	)

Direct expenses increased by $0.2 million year over year, reflecting investments made to accelerate development of the newly acquired CVG product lines. On March 28, 2013, we secured a new repayable government contribution under the SADI program, which enables us to claim eligible costs incurred between July 27, 2012 and December 31, 2017. The timing of the award meant that five quarters worth of government contributions were recorded in 2013, compared to less than four quarters worth recorded in in 2012. Claims for the year ended December 31, 2013 were $2.2 million, compared to $1.0 million during the same period in 2012. As a result, net product development costs declined to $1.4 million for 2013, from $2.4 million in 2012.

Other income for 2013 was $0.6 million, compared to other expenses of $0.9 million in 2012. The $1.5 million increase in other income was mainly driven by a $1.1 million year-over-year foreign exchange difference realized as the US dollar strengthened against the Canadian dollar, and by a $0.3 million decrease in interest expenses resulting from the reduction in acquisition loan balances outstanding and the redeemed promissory notes in 2013.

Norsat International Inc.	Management’s Discussion & Analysis

Net earnings for the period

('000s), except per share amounts	Year ended December 31
	2013	2012	Change
Earnings before income taxes	$2,976	$2,553	$423	17%
Net income tax expense/ (recovery)	(731)	(2,501)	1,770	71%
Net earnings from continuing operations	3,707	5,054	(1,347)	(27%	)
Net earnings from discontinued oprations	-	81	(81)	100%
Net earnings for the period	$3,707	$5,135	$(1,428)	(28%	)

Basic and diluted earnings per share
Earnings from continuing operations	0.06	0.09	(0.03)	(33%	)
Earnings (loss) from discontinued operations	-	-	-	-
Total	$0.06	$0.09	(0.03)	(33%	)

For the year ended December 31, 2013, earnings before income taxes increased to $3.0 million, from $2.6 million in 2012, reflecting lower operating expenses and a higher foreign exchange gain, partially offset by a lower gross margin.

Net income tax recovery was $0.7 million, compared to $2.5 million in 2012. The significant income tax recovery in 2012 was resulted from the reorganization of our legal structure.

Net earnings in 2013 were $3.7 million, compared to $5.1 million in 2012, reflecting reduced gross margin of $4.3 million and income tax recovery of $1.8 million, offset by lower overall expenses of $4.8 million. Earnings per share were $0.06 per share, basic and diluted, compared to $0.09 per share, basic and diluted, in 2012.

4.5 Summary of Quarterly Results

('000s), except for earnings per share	Three months ended
	Mar 31	Jun 30	Sep 30	Dec 31
2013	$	$	$
Sales	8,354	8,598	8,788	$10,677
Net earnings	412	914	683	1,698
EBITDA(1)	845	1,259	1,045	1,464
Adjusted EBITDA(1)	797	819	1,361	$2,144
Earnings per share from continuing operations and net earnings per share - basic and diluted	0.01	0.01	0.01	0.03
Weighted average common shares outstanding -	#	#	#	#
Basic ('000s)	58,037	57,831	57,674	57,674
Diluted ('000s)	58,113	57,868	57,677	57,683

2012	$	$	$	$
Sales	10,409	10,425	10,997	10,598
Net earnings from continuing operations	556	2,805	822	872
Net earnings	518	2,771	975	871
EBITDA(1)	1,229	643	1,398	1,266
Adjusted EBITDA(1)	1,156	734	1,659	1,266
Earnings per share from continuing operations and net earnings per share - basic and diluted	0.01	0.05	0.01	0.02
Weighted average common shares outstanding -	#	#	#
Basic ('000s)	58,317	58,197	58,037	58,037
Diluted ('000s)	58,343	58,197	58,039	58,039

(1)	EBITDA and Adjusted EBITDA are Non-IFRS Measures. See Section 4.1 “Non-IFRS Measure”.

Norsat International Inc.	Management’s Discussion & Analysis

Quarterly results from our three revenue generating business segments fluctuate from quarter-to-quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s customers build inventories during these quarters prior to commencing installation in the spring and summer seasons. For our other two segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

We are working to reduce quarterly revenue fluctuations by cultivating revenue streams that are more stable in nature and distributed throughout the year. Our acquisition of Sinclair reflects this strategy as Sinclair’s sales are generally more evenly distributed than those of our other segments. They also tend to be strongest during periods when sales from our other segments are relatively weak. We have mitigated revenue instability by creating revenue backlog, which is expected to help reduce some of the volatility in our financial results through March 2014.

During the second quarter of 2012, we recorded a deferred income tax recovery of $3.0 million as a result of the reorganization of our legal structure, resulting in net income of $2.8 million in Q2 2012.

4.6 Business Combinations

a.) Acquisition of US-Based Satellite Communication Business

On April 16, 2013, we entered into a definitive agreement to acquire certain business assets and assume certain liabilities of CVG. We financed the transaction with cash from operations. The acquired assets include new products and associated IP that align with our existing product roadmap and allow us to immediately enter new and additional areas within the satellite communications markets with solid state power amplifiers (“SSPAs”), high power block upconverters (“BUCs”), SATCOM baseband kits and Microsatellite terminals (terminals with antenna sizes below 1 metre).

The CVG acquisition has been accounted for as an acquisition of a business. The value of CVG’s assets and liabilities, identified below, reflect management’s best estimates and assumptions after taking into account all relevant information available. We conducted studies and analysis of the acquired assets and liabilities to arrive at our preliminary purchase price allocation.

The preliminary assessed fair value of the identifiable assets and liabilities of CVG as at April 16, 2013 are as follows:

('000s)	Fair value recognized on acquisition
Assets
Inventories	$793
Property and equipment	259
Assets held for sale	33
Total Assets	1,085

Liabilities
Accrued liabilities	21
Provisions	534
Total Liabilities	555

Total identifiable net assets at fair value	$530
Purchase consideration transferred	$530

The preliminary gain on bargain purchase of $47,773 recognized in the second quarter of 2013 was reversed and the amount was reallocated to provisions during the three months ended September 30, 2013.

Norsat International Inc.	Management’s Discussion & Analysis

We recognized $32,778 of assets held for sale at acquisition date, comprised of assets redundant to our operation and which we intend to dispose of within one year. Subsequent to the acquisition, we realized $7,800 relating to the disposal of a portion of these assets. As at December 31, 2013, the Company did not hold any assets held for sale. Provisions relate to product warranty liabilities for products sold by CVG prior to the acquisition.

Purchase consideration

We paid cash consideration of $0.5 million and financed the purchase from our cash and cash equivalents.

As at December 31, 2013, acquisition-related costs, including legal, professional fees and relocation expenses amounting to approximately $0.1 million have been recognized as a general and administrative expense in the Consolidated Statements of Earnings and Comprehensive Income.

CVG’s contribution to the Company’s results

From the acquisition date on April 16, 2013 to December 31, 2013, CVG contributed the following revenue and net loss to our results:

('000s)	Revenue	Net earnings
Norsat International Inc. (without CVG)	$34,881	$3,322
CVG	1,537	385
	$36,418	$3,707

Had the acquisition occurred on January 1, 2013, we estimate our revenue and net earnings for the period to December 31, 2013 would have been:

('000s)	Revenue	Net earnings
Norsat International Inc. (without CVG)	$34,881	$3,322
CVG	2,170	543
	$37,051	$3,865

These amounts have been determined by applying our accounting policies and adjusting the results of CVG to reflect additional employee expenses, depreciation and amortization that would have been charged assuming the fair value adjustments to property and equipment had been applied from January 1, 2013.

b.) Sinclair Acquisition

On January 21, 2011, we acquired 100% of the outstanding shares of Sinclair Technologies Holdings Inc. (“Sinclair”), an Aurora, Ontario-based private company specializing in the manufacture of antenna and radio frequency conditioning products.

We believe the acquisition of Sinclair complements our core businesses and supports our goal of becoming a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. It is expected that Sinclair will help diversify our markets into the commercial space and into the municipal government level.

The identified assets, liabilities, and purchase price below are a result of management’s best estimates and assumptions after taking into account all relevant information available. We conducted studies and analysis of the acquired assets and liabilities to arrive at the final purchase price allocation below. The assessed fair value of the identifiable assets and liabilities of Sinclair as at January 21, 2011 are as follows:

Norsat International Inc.	Management’s Discussion & Analysis

('000s)	Fair value recognized on acquisition
Assets
Cash and cash equivalents	$726
Short-term investments	30
Trade and other receivables	2,301
Inventories	4,845
Prepaid expenses and other	153
Property and equipment, net	668
Intangible assets, net	10,068
Deferred income tax assets	67
Total Assets	18,858

Liabilities
Trade and other payables	2,065
Deferred income tax liabilities	2,910
Taxes payable	741
Total Liabilities	5,716

Total identifiable net assets at fair value	$13,142

Goodwill on acquisition of Sinclair	5,360

Purchase consideration transferred	$18,502

Goodwill is primarily related to growth expectations, expected future profitability, the substantial skill and expertise of Sinclair’s workforce and expected cost synergies. Goodwill arising on the acquisition of Sinclair is not deductible for tax purposes.

We have collected substantially all of the trade and other receivables recognized on acquisition.

Purchase consideration

The fair value of the purchase consideration is summarized as follows:

('000s)
Cash	$15,962
Shares issued, at fair value	2,037
Promissory notes payable	503
Total purchase consideration	$18,502

We paid cash consideration of $16.0 million, financed from our cash and cash equivalents in the amount of $4.0 million, debt financing from our principal banker of $12.0 million, contingent consideration of 4,028,932 common shares issued from treasury with a fair value of $2.0 million and promissory notes with a total face value of $750,000 plus interest at 3% per annum with a fair value of $502,937. The issuance of the common shares and the payment of promissory notes are contingent upon Sinclair achieving certain financial metrics.

$1.0 million of the cash consideration is held in escrow and acts as a security for certain events should the Company be subject to any liabilities, claims or similar arising from representation or warranties made by the vendors. The $1.0 million, less claimed amounts, if any, was releasable to the vendors on January 21, 2013. The $1.0 million was released to the vendors during the first quarter of 2013.

At December 31, 2011, the 4,028,932 common shares component of the purchase consideration was held in escrow. The common shares were to be released to the vendors, at rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31, 2011. Based on Sinclair’s fiscal 2011 financial results, the Company released from escrow 100% of the common shares to the vendors during the second quarter of 2012.

Norsat International Inc.	Management’s Discussion & Analysis

We discounted the promissory notes using a discount rate of 20% for the duration of its maturity. The 4,028,932 common shares were discounted compared to the acquisition date’s listed stock exchange price using the Black-Scholes Option Pricing model. The assumptions used for the fair value discount of the common shares were as follows:

Risk-free interest rate	1.70%
Expected life	1.57 years
Vesting period	Immediately
Expected volatility	60.4%
Expected dividends	nil

The promissory notes were held in escrow and were to be released to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31, 2012.

On May 30, 2012 the vendors and the Company agreed to a reduction in the final contingent payment from the original face value of $750,000 to $725,000 for immediate release of the promissory notes from escrow. The timing of the payout remains unchanged: 50% of the principal plus interest to be paid on March 29, 2013 and the balance of the principal plus interest on June 28, 2013. As a result of the change in face value, during the second quarter we decreased the related accretion expense by $20,833 and accumulated interest accrued by $312 with a corresponding decrease in promissory note payable and accrued liabilities. The value of the promissory notes as at December 31, 2012 was $0.7 million (Dec 31, 2011-$0.6 million). During 2013, all of the promissory notes were redeemed by the Company.

We incurred transaction costs of approximately $0.8 million, of which $0.5 million and $0.3 million were incurred in 2011 and 2010 respectively in relation to the acquisition that were recognized in the Consolidated Statements of Earnings and Comprehensive Income.

For the year ended December 31, 2013, we paid approximately $0.8 million in cash to the vendors, as part of the purchase consideration, representing full settlement of the promissory note with total principal payments owing of $0.7 million and accumulated interest of $30,258.

4.7 Liquidity and Financial Condition

Liquidity

Our principal cash requirements are for working capital, capital expenditures and acquisition loan repayment.

Our balance sheet remains sound. As at December 31, 2013, we had $3.3 million in cash and cash equivalents, a decrease of $1.8 million from $5.1 million as at December 31, 2012. Cash and cash equivalents increased by $0.7 million from the third quarter of 2013. To meet our working capital requirements and to provide additional short-term liquidity in each period, we may draw on our $4.15 million operating line of credit. As at December 31, 2013, there were no amounts drawn under our operating line of credit. Please refer to Section 4.8 “Capital Resources” for changes in our credit facilities.

Cash generated from operating activities was approximately $0.5 million and $51,456, respectively, for the three months and year ended December 31, 2013, compared to $0.6 million and $2.3 million for the comparable periods in 2012.

For the three months ended December 31, 2013, $2,558 was generated from the investing activities as compared to $14,117 used in the same period in 2012. For the year ended December 31, 2013, $0.9 million was used in investing activities, compared to $0.1 million in 2011. Investing activities for the year ended December 31, 2013 were comprised of the $0.5 million of cash used to acquire the CVG.

Norsat International Inc.	Management’s Discussion & Analysis

For the three months December 31, 2013, we generated $12,576 in financing activities, compared to $77,210 in the same period in 2012. For the year ended December 31, 2013, we used $1.0 million in cash, compared to $1.4 million in 2012. In 2013, we purchased $0.2 million of treasury shares, which is equivalent to 454,100 common shares at a weighted average share price of $0.49. We also repaid $2.4 million of the acquisition loan, repaid $0.7 million of a promissory note and received $2.4 million in government funding in 2013.

Our working capital requirements are mainly for materials, production, selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles and monetizing inventory.

Working capital1 as at December 31, 2013 was at $10 million, compared to $7.5 million at December 31, 2012. The current ratio2 as at December 31, 2013 was 2 times compared to 1.5 times as at December 31, 2012.

Trade and other receivables were $7.0 million as at December 31, 2013, down slightly from $7.1 million as at December 31, 2012. Government funding receivables were $0.5 million as at December 31, 2013, compared to $0.6 million in 2012.

Trade and other payables and accrued liabilities decreased to $4.1 million as of December 31, 2013 compared to $5.8 million in 2012. The $1.7 million reduction reflects improvement in cash flow that enabled us to reduce our payables with suppliers and differences in timing of payables and settlement.

Inventory as at December 31, 2013 was $9.6 million, compared to $9.0 million as at December 31, 2012, an increase of $0.6 million. The increase in inventory reflects our increased projection for sales in the first quarter of 2014, offset by the impact of the $1.1 million net increase to our provision for excess and slow-moving inventory.

As of December 31, 2013, shareholders’ equity increased to $26.4 million, from $24.2 million at December 31, 2012. This increase reflects $3.7 million in 2013 earnings, a $0.2 million increase in contributed surplus from stock-based compensation on options and restricted share units; offset both by $1.6 million decrease in accumulated other comprehensive income due to foreign exchange movement and $0.2 million of treasury shares for future settlement of restricted share units granted during the second quarter.

Going forward, we may deploy cash for any suitable investments consistent with our long-term strategy of entering new geographic markets, broadening our customer base, and expanding into new market verticals. In addition to utilizing some or all of our current cash resources, we may also raise additional capital from equity markets or utilize debt to complete investment and financing transactions that would accelerate our growth in the areas outlined above.

4.8 Capital Resources

Our objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard our ability to support normal operating requirements on an ongoing basis.

Our capital consists of the items included in the Consolidated Statements of Financial Position in the shareholders’ equity section, and the operating line of credit (if drawn). We manage our capital structure and make changes based on economic conditions and the risk characteristics of our assets. As at December 31, 2013 shareholders’ equity was $26.4 million (2012 - $24.2 million).

_____________________________

1 Working Capital is calculated by subtracting current liabilities from current assets and is a non-IFRS measure. See Section 4.1 “Non-IFRS Measures”.

2 Current ratio is defined as current assets divided by current liabilities and is a non-IFRS measure. See Section 4.1 “Non-IFRS Measures”.

Norsat International Inc.	Management’s Discussion & Analysis

To manage our capital requirements, we have a planning and budgeting process that helps determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives. We plan to continue to fund our short-term cash requirements through operations, and if required, we have an operating line of credit in place that can be drawn upon.

On March 28, 2013, we entered into an agreement with the Canadian Federal Minister of Industry (the “Minister”) through the Strategic Aerospace & Defense Initiative (“SADI I”). Under this agreement, the Minister will provide funding of 30% of eligible spending related to the research and development of the aerospace, defense, space or security (“A&D”) technology development projects to a maximum funding amount of Cdn$13.3 million. The agreement covers eligible costs starting from July 27, 2012 up to and including December 31, 2017 (“SADI II”). We are obliged to repay the funding over the repayment period.

Funding is conditional on maintaining certain reporting requirements. As at December 31, 2013, we were in compliance with these reporting requirements.

For the year ended December 31, 2013, there were no other changes in our approach to capital management.

Credit Facilities

On July 3, 2013, we renewed and amended our existing credit facility with HSBC Bank Canada (the “Bank”). The acquisition loan was extended for three years, ending on June 30, 2016. As a result, monthly principal repayments have been reduced to $160,000 (previously $250,000); with applicable interest rate spread ranging from 0.5% to 3.5% (previously 1% to 4%) depending on our funded debt to EBITDA ratio determined on a rolling 12-month basis based on our consolidated financial statements.

At our request, the demand revolving operating line of credit has been reduced to US$2.25 million (previously US$2.8 million). If drawn, applicable interest rates are as follows:

  the Bank’s Prime Rate plus 0.5% per annum for amounts outstanding in Canadian dollars (previously the Bank’s Prime Rate plus 1.35% per annum) and/or the Bank’s U.S. Base Rate plus 0.50% per annum for amounts outstanding in US dollars (previously the Bank’s U.S. Base Rate plus 1.35% per annum).

We are subject to the following externally imposed capital requirements under our renewed credit facility with the Bank:

  Working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly,

  Debt service coverage ratio cannot be (i) less than 1.00 to 1.00 for fiscal year ending December 31, 2013 (ii) less than 1.10 to 1.00 for the fiscal year ending December 31, 2014, (iii) less than 1.20 to 1.00 for the fiscal year ending December 31, 2015, and thereafter. The ratio is based on earnings before interest, tax, depreciation, amortization and share-based payments (“EBITDAS”) plus loss on sale of assets less cash taxes, dividends, distributions, advances to related parties, gains on sale of assets and unfunded capital expenditures divided by the aggregate principal and interest payments made during the relevant fiscal year. This ratio shall be calculated annually and based on our consolidated financial statements. For the fiscal year ending December 31, 2013, the debt service coverage ratio calculation shall exclude business acquisitions (share or asset purchases) from unfunded capital expenditures.

  Funded debt to EBITDAS, less unfunded capital expenditures cannot at any time exceed 2.50:1.00 – calculated quarterly, on a rolling 12-month basis. Funded debt includes our operating line of credit and acquisition loan.

Norsat International Inc.	Management’s Discussion & Analysis

Our existing non-revolving demand loan of US$1.0 million with the Bank and revolving demand loan of US$0.9 million with HSBC Bank of USA remained unchanged.

For the three months and year ended December 31, 2013, we made principal repayments of $0.5 million and $2.4 million (three months and year ended December 31, 2012 - $1.6 million and $2.8 million) against our acquisition loan.

As at December 31, 2013 and February 25, 2014, our combined weighted average interest rates were 3.0%.

As at December 31, 2013, we were in compliance with our bank covenants.

Our capital resources as at December 31, 2013 were in cash and cash equivalents. We plan to continue to fund cash requirements through operations. If required, we have credit facilities in place that can be drawn upon.

As of December 31, 2013, we had cash and cash equivalents of $3.3 million.

There are currently no major capital projects or divestitures in progress.

As at December 31, 2013, we were in compliance with our externally imposed covenants.

As at December 31, 2013, our combined weighted average interest rates were 3.02% (2012 – 4.29%).

As at December 31, 2013, we were in compliance with the externally imposed covenants.

Strategic Aerospace and Defense Initiative (“SADI I”)

In 2008, we were awarded a Cdn$5.97 million repayable contribution by the Canadian Ministry of Industry’s SADI program (“SADI I”). The SADI award provided external validation of the excellence of our research and development activities, while also supporting our continued investment in technological innovation. We claimed the maximum funding of Cdn$5,975,200 under this agreement as at December 31, 2012. For the year ended December 31, 2013, we received the remaining funds of $571,817 (Cdn$592,270) relating to SADI I. As at December 31, 2013, nil remains in trade and other receivables relating to SADI I .

Starting in 2013, we are obligated to make annual repayments over the repayment period, with the following terms:

  The repayment period began January 1, 2013 and will continue for 15 years, or until such time as the maximum amount of Cdn$8,962,800 (representing 1.5 times the contributions received) of the actual amounts disbursed by the Minister (Cdn$5,975,200) is repaid, whichever occurs earlier.

  Annual repayment amounts under the SADI I repayment period are calculated based on a repayment rate of 0.94% multiplied by gross business revenue as defined in the SADI I agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year). The adjustment factor is based on year-over-year change of gross business revenue.

As at December 31, 2013, we calculated the SADI repayment amount to be nil as year-to-date actual sales did not meet the criteria for repayment pursuant to the repayment terms of the SADI I agreement and our accounting policy relating to SADI repayment (see Section 8.0 “Critical Accounting Estimates and Accounting Policies”).

Strategic Aerospace and Defense Initiative (“SADI II”)

For the three months and year ended December 31, 2013, we recorded approximately $0.4 million and $2.1 million as a reduction to product development expenses in the consolidated statements of earnings and comprehensive income. For the three months and year ended December 31, 2013 we also recorded $21,366 and $0.1 million as a reduction to property and equipment costs relating to SADI II.

Norsat International Inc.	Management’s Discussion & Analysis

For the three months and year ended December 31, 2013, total cash received under SADI II was approximately $1.8 million.

As at December 31, 2013, approximately $0.3 million (Cdn$0.5 million) remained in trade and other receivables relating to this project for costs incurred.

SADI II repayment is contingent on performance benchmarks established at the end of our fiscal 2017 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years, commencing in 2018. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement, multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).

As at December 31, 2013, we did not accrue any liability for repayment relating to SADI II as the amount to be repaid cannot yet be determined since the repayment amount is contingent on 2018 financial results compared to those achieved in 2017.

Digital Technology Adoption Pilot Program (“DTAPP”)

In February 2012, we entered into an agreement with the National Research Council Canada (“NRC”), as represented by its Industrial Research Assistance Program, whereby the NRC agrees to reimburse the Company 80% of salary costs and 50% of contractor fees incurred related to eligible projects that adopt digital technology to improve productivity (“February DTAPP”). The NRC has agreed to provide us maximum funding of Cdn$99,993 for the designated project covering the time period January 16, 2012 to March 31, 2012. Repayment of contributions received is not required.

In July 2012, we entered into an agreement with the NRC relating to a separate project that adopts digital technology to improve productivity (“July DTAPP”). The NRC has agreed to reimburse us 80% of salary costs incurred between June 1, 2012 and February 28, 2013 relating to the project. The NRC has agreed to provide us maximum funding of Cdn$99,999.

In August 2012, we entered into an agreement with the NRC relating to a separate project that adopts digital technology to improve productivity (“August DTAPP”). The NRC has agreed to reimburse us 80% of salary costs and 75% contractor fees incurred between August 1, 2012 and March 15, 2013 relating to the project. The NRC has agreed to provide us maximum funding of Cdn$90,000. Effective February 1, 2013, the NRC extended the expiry date of the eligible period from March 15, 2013 to September 30, 2013 with all other terms and conditions remaining unchanged.

For the year ended December 31, 2013, we have recorded $98,886 as a reduction to expenses in the Consolidated Statements of Earnings and Comprehensive Income relating to its DTAPP agreements (2012- $177,902).

Total cash received was $130,190 for the year ended December 31, 2013 (2012-$141,808).

As at December 31, 2013, we have completed all DTAPP programs and have received all government funding claimed. As a result, nil remains outstanding in trade and other receivables relating to the DTAPP agreements (December 31, 2012 - $36,662 (Cdn$36,623)).

Research and Development, Patents and Licenses, etc.

For the three months and year ended December 31, 2013, we invested $0.8 million and $3.5 million, respectively, into product development compared to $0.8 million and 3.0 million in the comparable periods in 2012, reflecting our commitment to ongoing product development activities.

Norsat International Inc.	Management’s Discussion & Analysis

4.9 Contractual Obligations and Contingencies

Our known contractual obligations at December 31, 2013, are quantified in the following table:

('000s)	2014	2015	2016	2017	2018	Total
					and after
Acquisition loan	$1,920	$1,920	$603	$-	$-	$4,443
Inventory purchase obligations	3,747	97	-	-	-	3,844
Operating lease obligations	817	437	402	9	-	1,665
Total	$6,484	$2,454	$1,005	$9	$-	$9,952

Repayment of the acquisition loan assumes that we elect the option to repay the annual lump sum payment over a 12-month consecutive period from the payment due date (Section 4.8).

In the normal course of business, we enter into purchase commitments, including inventory purchase obligations as disclosed above.

The operating lease obligations are related to office premises.

In addition, the Company is required to make contingent repayment of SADI I government contributions with repayment contingent on 2014 financial results compared to those achieved in 2013. As at December 31, 2013, the Company did not accrue any liability for repayment as the amount cannot yet be determined.

Legal Proceedings

From time to time we may enter into legal proceedings relating to certain potential claims. It is impossible at this time for us to predict with any certainty the outcome of any such claims. However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to our consolidated financial position. As at February 25, 2014, we are not aware of any legal proceedings outstanding by or against us which may have a significant effect on the Company’s financial position or profitability.

4.10 Issued Capital

On May 8, 2013, our shareholders voted and approved the increase of the Company’s authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Stock Option Plan

On May 9, 2012, our shareholders approved the adoption of a new stock option plan (the “New Stock Option Plan”) in order to modernize and incorporate the changes to the Toronto Stock Exchange (the “TSX”) policies and regulations. In addition, the New Stock Option Plan addresses recent amendments to applicable Canadian income tax regulations, whereby issuers are required to collect withholding taxes from optionees in connection with option exercises.

Under the New Stock Option Plan, any increase in the number of outstanding common shares of the Company will result in an increase in the number of common shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the plan will result in an additional grant being available under the plan. All validly outstanding options existing on May 9, 2012 will be counted for the purposes of calculating what may be issued under the New Stock Option Plan.

Norsat International Inc.	Management’s Discussion & Analysis

We have reserved 5,831,653 common shares under our incentive share option plan, all of which remain available. The plan provides for the granting of stock options at the fair market value of the Company at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the Board of Directors.

As at December 31, 2013, a total of 2,070,159 stock options were outstanding at exercise prices ranging from Cdn$0.25 to Cdn$0.99 per share. For the three months and year ended December 31, 2013, we charged $23,594 and $155,925 to operating expenses as share-based payments with a corresponding increase in contributed surplus (three months and year ended December 31, 2012 – $41,514 and $179,353).

A total of 36,000 stock options were granted at an average exercise price of Cdn$0.51 and weighted average fair value of Cdn$0.22 during the three months ended December 31, 2013. A total of 708,928 options were granted at an average exercise price of Cdn$0.53 and weighed average fair value of Cdn$0.41 during the year ended December 31, 2013.

During the three months and year ended December 31, 2013, we granted 35,000 and 459,020 options to senior management and directors at a weighted average exercise price of Cdn$0.54 and fair value of Cdn$0.19, respectively.

During 2013, we recalculated the forfeiture rate based on historical experience as 18%, the same as the forfeiture calculated in the previous year. As a result, no adjustment for the stock-based compensation expense was required.

Options vest in two years and expire five years from the grant date.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of our share purchase options.

Restricted Share Unit Plan

On May 9, 2012, our shareholders approved the adoption of a Restricted Share Unit Plan (the “RSU Plan”) as part of a new long term incentive plan developed to attract and retain our employees. This RSU Plan is valid for ten years after the date of adoption.

On May 9, 2012 we granted 341,173 restricted share units (“RSUs”) to directors, officers and employees that fully vest after a 34-month period, with one-third of the grants vesting on May 9, 2013, one-third vesting on May 9, 2014 and one-third on March 9, 2015. Upon vesting the participants will receive one common share for each RSU share held. The only performance condition is the lapse of time and that the participant remains in our employ for the specified periods. The granting of RSUs is considered an equity-settled share-based payment transaction. The fair value of the grant was determined by multiplying our share price at grant date by the number of RSUs granted. The resulting fair value is then adjusted by an estimated forfeiture rate of 18% and then recognized over the vesting period. Since there are three vesting periods, the recognition of expenses is front loaded with most of the expenses recognized during the first year following the grant date. The measurement of the compensation expense is recorded as a charge to operating expenses over the vesting period of the award.

For the year ended December 31, 2013, we granted 555,624 RSUs to our employees with fair value of $0.50 per share, of which 430,196 RSUs were issued to directors and senior management. One third of the RSUs will vest on May 9, 2014, one third on May 8, 2015 and the remaining one third on November 6, 2015.

For the year ended December 31, 2013, a total of 108,912 RSUs were settled upon vesting.

As at December 31, 2013, a total of 715,175 (2012 - 330,272) restricted share units were outstanding. For the three months and year ended December 31, 2013, we charged $33,333 and $132,108 to operating expenses as share-based payments with a corresponding increase in contributed surplus (three months and year ended December 31, 2012 –$18,635 and $50,211).

Norsat International Inc.	Management’s Discussion & Analysis

Treasury Shares

During 2013, we recorded a reduction in treasury shares of $43,100 or 91,724 common shares for RSUs that vested on May 9, 2013. These shares were issued to RSU participants to satisfy the delivery of shares upon vesting of RSUs.

In addition, we purchased 454,100 common shares in the open market for approximately $0.2 million in order to provide shares to RSU participants at applicable vesting dates for those RSUs that were granted during 2013. The amount was recorded under treasury shares, reducing shareholders’ equity. These shares were held by a third party trustee to be released to participants at future vesting dates of the RSUs.

As at December 31, 2013, the trustee held a total of 642,176 common shares of Norsat with a market value of approximately $0.3 million.

5.0 Off Balance Sheet Arrangements

As at December 31, 2013 and February 25, 2014, we did not have any off balance sheet arrangements.

6.0 Transactions with Related Parties

Compensation of key management personnel, including the Company’s President and Chief Executive Officer, Chief Financial Officer, and General Managers (2012 - President and Chief Executive Officer, Chief Financial Officer, General Manager and former President of a significant subsidiary) in the ordinary course of their employment are as follows:

('000s)	Three months ended December 31		Year ended December 31
	2013	2012	2013	2012
Short-term employee benefits	$590	$548	$1,423	$2,115
Share based payments	$32	$21	138	73
Total	$622	$569	$1,561	$2,188

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period related to key management personnel.

7.0 Proposed Transactions

As at December 31, 2013 and February 25, 2014, we had not committed to any asset or business acquisitions or dispositions.

8.0 Critical Accounting Estimates and Accounting Policies

Accounting Estimates

We have discussed the development and selection of our critical accounting estimates and policies with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the following disclosures.

Significant Management Judgment and Estimation Uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires our management to undertake a number of judgements, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates.

Norsat International Inc.	Management’s Discussion & Analysis

Significant Management Judgement

The following are significant management judgements in applying accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

Recognition of deferred tax assets

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of our future taxable income against which the deferred tax assets can be utilized. In addition, significant judgement is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

Recognition of service and contract revenues

Determining when to recognize revenues from after-sales services requires an understanding of the customer’s use of the related products, historical experience and knowledge of the market. Recognizing construction contract revenue also requires significant judgement in determining milestones, actual work performed and the estimated costs to complete the work.

Recognition of Government contributions

We recognize Government contributions of eligible expenditures when there is reasonable assurance that we will comply with the conditions attached to the grant and the grant will be received. We estimate Government contributions based on labour costs and expenses incurred and our belief of what will ultimately be approved for payment by Government agencies. Uncertainty relates to the acceptability of the contribution amounts claimed, actual timing and ultimate collectability that can vary from our estimation.

Estimation Uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

Selling prices of multi-element sales arrangements

Determining selling prices for multi-element arrangement follows a hierarchy of selling prices. If vendor-specific objective evidence and third-party evidence of selling price do not exist, then management’s best estimate of selling price for the deliverable is used. This requires significant judgement in determining the selling price based on an understanding of the customer’s use of the related product or service, historical experience and knowledge of the market.

Impairment of long-lived assets

In assessing impairment, management estimates the recoverable amount of each asset or cash generating units based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate. In 2012, we did not recognize any impairment losses of long-lived assets.

Useful lives of depreciable assets

We review our estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain software and equipment.

Inventories

We estimate the net realizable values of inventories, taking into account the most reliable evidence available at each

Norsat International Inc.	Management’s Discussion & Analysis

reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact our inventory valuation and impact our gross margins.

Business combinations

We use valuation techniques in determining fair values of the various elements of a business combination based on future expected cash flows and a discount rate. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Share-based payment - stock options

We measure the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them.

Share-based payment - restricted share units

We measure the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. For restricted share units, we use the TSX share price at grant date as fair value of the restricted share units. The resulting fair value of the restricted share units is then adjusted for an estimated forfeiture amount. Determining the forfeiture rate is based on historical experience. Actual number of restricted share units that vest is likely to be different from estimation.

Provision for warranties

We provide for warranty expenses by analyzing historical failure rates, warranty claims, current sales levels and current information available about returns based on warranty periods. Uncertainty relates to the timing and amount of actual warranty claims that can vary from our estimation.

Allowance account for credit losses

We provide for bad debt by analyzing the historical default experience and current information available about customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectivity of customer balances that can vary.

Accounting Policies

The following critical accounting policies reflect our more significant policies used in preparing our consolidated financial statements:

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the consideration transferred, measured at the acquisition date at fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the appropriate share of the acquiree’s identifiable net assets. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values at the acquisition date. Acquisition costs are expensed in the period that they are incurred.

Goodwill is initially measured at cost being the excess of the consideration transferred over the net identifiable assets acquired and liabilities assumed. If the consideration transferred is lower than the fair value of the net assets

Norsat International Inc.	Management’s Discussion & Analysis

of the subsidiary acquired, the difference is recognized immediately in the Consolidated Statements of Earnings and Comprehensive Income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Foreign Currency Translation

Functional and presentation currency

Our consolidated financial statements are presented in United States dollars, which is also our Company’s functional currency.

Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective currency of the entity or division, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items denominated in foreign currency at period-end exchange rates are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Non-monetary items that are not re-translated at period end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates as at the date when fair value was determined.

Foreign operations

In our financial statements, all assets, liabilities and transactions of our foreign operations with a functional currency other than US dollars are translated into US dollars upon consolidation.

Each of our foreign operations determine their own functional currency and items included in the financial statements of each foreign operation are measured using that functional currency and presented in US dollars.

The functional currency of our foreign operations has remained unchanged during the reporting period.

For foreign operations with a non-US dollar functional currency, the Company translates assets and liabilities into US dollars using the period-end exchange rates. Goodwill and intangible assets arising from acquisition of a foreign operation have been treated as assets and liabilities of the foreign operation and translated into US dollars at the period-end exchange rate. Income and expenses have been translated into US dollar at the average rate over the reporting period. Exchange differences are charged/ credited to other comprehensive income and recognized in the currency translation reserve in equity. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to profit or loss and are recognized as part of the gain or loss on disposal.

For foreign operations with a US dollar functional currency, which represents the currency of the primary economic environment in which they operate, the Company translates monetary assets and liabilities denominated in foreign currencies into US dollars at the period-end exchange rates. The Company translates non-monetary assets and liabilities denominated in foreign currencies at historic rates, and translates revenue and expenses at the average exchange rates over the reporting period. Exchange gains and losses also arise on the settlement of foreign-currency denominated transactions. Foreign currency differences arising on translation are recognized in the Consolidated Statements of Earnings and Comprehensive Income..

Share-Based Payments

Stock Options

We grant stock options to buy common shares of the Company to directors, senior officers, employees and service

Norsat International Inc.	Management’s Discussion & Analysis

providers pursuant to an incentive share option plan. The Board of Directors grants such options for periods of up to 5 years, with vesting periods determined at its sole discretion and at prices equal to the closing market price on the day the options were granted.

Under this method, we recognize compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. Measurement inputs include the price of the common shares on the grant date, exercise price of the option, expected volatility of our common shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior) and the risk-free interest rate. The fair value of the options is amortized over the vesting period and is included in operating expenses with a corresponding increase in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of share options expected to eventually vest. When options are exercised, the proceeds are credited to issued capital.

Restricted Share Units

We grant restricted share units (“RSUs”) to directors, senior officers and employees pursuant to an incentive restricted share unit plan. The RSU plan gives the eligible persons the right to receive, at the discretion of the Board, common shares, which are not to be issued from treasury, without any monetary consideration payable to us. The vesting of the RSUs is subject to time-based vesting terms, condition and restrictions as determined by the Board in its sole discretion. Each RSU is convertible into one common share.

We recognize compensation expenses for RSUs awarded based on the fair value of the common shares at the grant date. The fair value, which is determined by multiplying our share price by the number of RSUs granted, is amortized over the vesting period and is included in operating expenses with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of RSUs expected to eventually vest.

Shares issued under Employee Share Ownership Plan (“ESOP”)

We issue common shares in connection with an ESOP offering under the Employee Investment Act (British Columbia) to directors, senior officers and employees. The shares are issued at a discount from share market price as approved by the Toronto Stock Exchange. We recognize compensation expense for the difference between issue price and market price.

Treasury Shares

When we reacquire our own shares, the amount of the consideration paid is recognized as a deduction from shareholders’ equity. No gains or losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income on the purchase, sale, issue or cancellation of the Company’s own shares. Repurchased shares are classified as treasury shares and are presented as a deduction from total shareholders’ equity. We have granted restricted share units as part of our long term incentive plan. We shall purchase common shares in the open market to satisfy the delivery of these share units. Treasury shares are recorded at the cost of the shares acquired in the open market. When treasury shares are sold or released subsequently, the amount received is recognized as an increase in treasury shares, and the resulting surplus or deficit on the transaction is transferred to/from retained earnings.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid interest bearing term deposits that are readily convertible to known amounts of cash with terms to maturity of up to three months. The cash and cash equivalents act as our primary source of cash and fluctuate directly as a result of our cash flows from operating, investing and financing activities.

Allowance Account for Credit Losses

All of our trade and other receivables have been reviewed for indicators of impairment. We maintain an allowance account for credit losses for estimated losses that may arise if any of our customers are unable to make required

Norsat International Inc.	Management’s Discussion & Analysis

payments. We provide for bad debts by setting aside a percentage of sales towards the allowance account. The percentage is based on our historical default experience and is reviewed periodically to ensure consistency with default experience. In addition, periodically throughout the fiscal year, we specifically analyze the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms to evaluate estimates of collectability of our trade and other receivables balance. The allowance set aside is then adjusted to align with the specific analysis performed.

Inventories

Parts and supplies inventory is stated at the lower of weighted average cost and net realizable value. Finished goods and work in process inventories include parts and supplies, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value. Inventory is recorded net of any obsolescence provisions. When there is a significant change in economic circumstances, inventory that had been previously written down below cost may be written back up provided the reversal does not exceed the original write-down.

Prepaid Expenses and Other

Included in short-term prepaid expenses and other are prepayments related to materials, insurance premiums and other deposits required in the normal course of business which are less than one year.

Long-term prepaid expenses and other include other deposits of greater than one year.

Property and Equipment

Property and equipment are stated at cost less applicable tax credits, government assistance, and net of accumulated depreciation. Amortization of property and equipment is recorded on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period

Equipment	3 to 5 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	Shorter of term of lease or useful life

When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. When a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the Consolidated Statements of Earnings and Comprehensive Income as incurred.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year end.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in

Norsat International Inc.	Management’s Discussion & Analysis

accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at cash generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from disposal of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statements of Earnings and Comprehensive Income when the asset is derecognized.

We record amortization of intangible assets on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period

Software	1 to 3 years
Customer relationships	5 to 12 years
Product designs	20 years
Brand	Indefinite
Other	1.5 to 15 years

Brand is developed through years of advertising, promotional campaign and customer satisfaction. It contains beneficial elements to the Company that have been created over time and continue to create value for us. Hence, brand which reflects consumer awareness and recognition is considered indefinite in nature.

Impairment of Long-Lived Assets

At each reporting date, we assess whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount.

The recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

An impairment loss is reversed if there is an indication that an impairment loss recognized in prior periods may no longer exist. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized previously. Such reversal is recognized in the Consolidated Statements of Earnings and Comprehensive Income.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill is tested for impairment annually or when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount an impairment loss is recognized to the extent the carrying amount exceeds the recoverable amount. Impairment losses relating to goodwill are not reversed in future periods.

Norsat International Inc.	Management’s Discussion & Analysis

Intangible assets with indefinite lives are tested for impairment annually either individually or at the cash generating unit level, as appropriate, or when circumstances indicate that the carrying value may be impaired.

Goodwill

Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. See Section 4.6 for information on how goodwill is initially determined. Goodwill is carried at cost less accumulated impairment losses.

Deferred Revenue

Revenue that has been paid for by customers but will qualify for recognition within the next year under our policies is reflected in current liabilities as deferred revenue (revenue that can be recognized in one year or less). Included in deferred revenue are amounts related to installation, training, extended warranty, airtime and post contract support associated with the sale of our products.

Revenue that has been paid for by customers but will not qualify for recognition within the next year under our policies is reflected in non-current liabilities as long-term deferred revenue (revenue that can be recognized in more than one year). Included in long-term deferred revenue are extended warranty and other services provided by us to customers.

Comprehensive Income

Comprehensive income is comprised of net earnings for the period and other comprehensive income. Included in accumulated other comprehensive income are unrealized foreign exchange amounts on the translation of certain subsidiaries’ and divisions’ functional currency to United States dollars.

Financial Instruments

Financial assets

Financial assets are classified into one of four categories:

  financial assets at fair value through profit or loss (“FVTPL”);

  held-to-maturity investments;

  available-for-sale financial assets; and

  loans and receivables.

We determine the classification of its financial assets at initial recognition, depending on the nature and purpose of the financial asset.

All financial assets, except financial assets at fair value through profit or loss, are recognized initially at fair value plus directly attributable transaction costs.

Our financial assets include cash and cash equivalents and trade and other receivables.

The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity, or their ability for liquidation at comparable amounts.

The subsequent measurement of financial assets depends on their classification as follows:

i.	Financial assets at FVTPL

Financial assets are classified as FVTPL when the financial asset is held for trading or is designated upon initial recognition as FVTPL. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term, it is part of an identified portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking or it is a derivative that is not designated as an effective hedging instrument.

Norsat International Inc.	Management’s Discussion & Analysis

Financial assets classified as FVTPL are carried in the Consolidated Statements of Financial Position at fair value with changes in fair value recognized in the Consolidated Statements of Earnings and Comprehensive Income.

We have not designated any financial assets as FVTPL.

ii.	Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when we have the positive intention and ability to hold it to maturity. After initial measurement held-to-maturity investments are measured at amortized cost using the effective interest method. The losses arising from impairment are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

We have not designated any financial assets as held-to-maturity investments.

iii.	Available-for-sale financial assets

Non-derivative financial assets are designated as available–for-sale or are prescribed to this classification if not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss. After initial measurement, available-for-sale financial assets are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in the Consolidated Statement of Earnings and Comprehensive Income and removed from the available-for-sale reserve.

We have not designated any financial assets as available-for-sale assets.

iv.	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest method. The impairment loss of receivables is based on a review of all outstanding amounts periodically throughout the fiscal year. Bad debts are written off during the period in which they are identified. The losses arising from impairment are recognized in the Consolidated Statement of Earnings and Comprehensive Income. Interest income is recognized by applying the effective interest rate.

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset, or, where appropriate, a shorter period.

We have classified cash and cash equivalents and trade and other receivables as loans and receivables.

De-recognition

A financial asset is derecognized when the rights to receive cash flows from the asset have expired.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each reporting date. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include the following:

  significant financial difficulty of the issuer or counterparty;

  default or delinquency in interest or principal payments; or

  it has become probable that the borrower will enter bankruptcy or financial reorganization.

Norsat International Inc.	Management’s Discussion & Analysis

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets, excluding trade receivables, is directly reduced by the impairment loss. The carrying amount of trade receivables are reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Financial liabilities

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities. We determine the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value, net of transaction cost except FVTPL.

The financial liabilities include trade and other payables, accrued liabilities, acquisition loan, and promissory note payable.

Subsequent measurement of financial liabilities depends on their classification as follows:

i.	FVTPL

FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative instruments that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Gains and losses on liabilities held for trading are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

We have not designated any financial liabilities upon initial recognition as FVTPL.

ii.	Other financial liabilities

After initial recognition at fair value less transaction costs, other financial liabilities are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the corresponding period. The effective interest rate is the rate that discounts estimated future cash payments over the expected life of the financial liability.

Gains and losses are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

We have classified trade and other payables, accrued liabilities, acquisition loan and promissory note payable as other financial liabilities.

De-recognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expired.

The carrying value of financial liabilities approximates their fair value due to their immediate or short-term to maturity, or their ability for liquidation at comparable amounts.

Norsat International Inc.	Management’s Discussion & Analysis

Revenue Recognition

Our revenues consist of sales of hardware, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services.

We have single deliverable and multiple deliverable revenue arrangements.

For single deliverable revenue arrangements relating to the sale of hardware, we recognize revenue when all of the following conditions have been satisfied:

  we have transferred to the buyer the significant risks and rewards of ownership of the goods;

  we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the good sold;

  the amount of revenue can be measured reliably;

  it is probable that the economic benefits associated with the transaction will flow to us; and

  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

For single deliverable revenue arrangements relating to the sale of services, we recognize revenue by reference to the stage of completion of the transaction at the end of the reporting period when the outcome of a transaction can be estimated reliably. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied:

  the amount of revenue can be measured reliably;

  it is probable that the economic benefits associated with the transaction will flow to the entity;

  the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

  the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

Multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the following criteria are met:

  the delivered item(s) has standalone value and

  when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control by us.

For those contracts where the services are not essential to the functionality of any other element of transaction, we determine selling price for these services based on a hierarchy of selling prices:

  Vendor specific objective evidence (“VSOE”) of selling price,

  If VSOE does not exist then third party evidence of selling price (“TPE”) is used, or

  If neither VSOE nor TPE exist, then management’s best estimate of selling price for the deliverable is used.

Arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, we are required to determine the selling price for each deliverable provided the conditions for separation have been met.

Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by us and (2) there is no general right of return on products and the delivery or performance of the undelivered item is probable and substantially in the control by us. In establishing selling price for hardware, we rely on third party evidence based on stand-alone sales of largely interchangeable products. Our hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE of selling price would not be possible.

We recognize revenue from the sale of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer; so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

Norsat International Inc.	Management’s Discussion & Analysis

Our multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. We use VSOE to determine selling price of the undelivered PCS elements based on fair value labour rates and consistent renewal rates.

Our multiple-element sales arrangements include rights for the customer to renew PCS after the bundled term ends. These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew. Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms and periods.

PCS revenue associated with hardware is recognized ratably over the term of the PCS period, which typically is one year. PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by us and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control by us.

Extended warranty of 1 to 3 years can be purchased separately by customers. Revenue on extended warranty is deferred and recognized in income on a straight-line basis over the contracted period. Extended warranty revenue is recognized after our one year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting services when these services have been performed. Selling price on these items is determined by reference to third party evidence of comparable services. Installation, training and consulting services are separate units of accounting because (1) the delivered item has standalone value to customers as it is sold separately by us and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control by us.

Revenue that has been received but does not yet qualify for recognition under our policies is reflected as either deferred revenue (revenue that can be recognized in less than one year) or long-term deferred revenue (revenue that can be recognized in more than one year).

For reseller arrangements, fees are fixed or determinable on delivery to the reseller because our agreements with customers and resellers do not contain product return rights.

Construction Contracts

We also earn revenue from fixed-price construction contracts. These contracts specifically negotiated for the construction of a combination of products and services are awarded at agreed prices. Revenue from fixed-price contracts is recognized under the percentage-of-completion method. Under this method, contract revenue is matched with the contract costs incurred in reaching the stage of completion, resulting in the reporting of revenue, expenses and profit which can be attributed to the proportion of work completed. Contract revenue is recognized as revenue in profit or loss in the accounting periods in which the work is performed. Contract costs are usually recognized as an expense in the Consolidated Statement of Earnings and Comprehensive Income in the accounting periods in which the work to which they relate is performed. However, any expected excess of total contract costs over total contract revenue for the contract is recognized as an expense immediately.

If circumstances arise that change the original estimates of revenues, costs or extent of progress toward completion, estimates are revised. These revisions may result in increases or decreases in estimated revenues or costs and are reflected in the Consolidated Statement of Earnings and Comprehensive Income in the period in which the circumstances that give rise to the revision become known by management. Provisions for estimated losses, if any, are recognized in the year or period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract. Contract work-in-progress revenue is recorded to the extent that revenue has been recognized, but not yet billed to the customer.

Norsat International Inc.	Management’s Discussion & Analysis

Research and Development Costs

Research costs are expensed as incurred. Development costs are deferred if we can demonstrate (i) the technical feasibility of completing the product or process, (ii) the intention to complete the project, (iii) the ability to use or sell the product in commercial production, (iv) future economic benefits that the product or process can generate, including the existence of a market for the output of the project (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the product, and (vi) the ability to measure reliably the expenditure attributable to the project during development. If these criteria are not met, development costs are expensed as incurred.

Government Contributions

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding relate. We amortize the cost of the related property and equipment over its useful life according to our accounting policy relating to property and equipment. We recognize government grants only when there is reasonable assurance that we will comply with the conditions attached to the grant and the grant will be received. We present the grant as a deduction of the carrying amount of the asset the grant relates to in the Consolidated Statements of Financial Position. The grant is recognized in the Consolidated Statements of Earnings and Comprehensive Income over the life of the depreciable assets as a reduced depreciation expense.

Government repayment

The Company is required to make annual repayments under the SADI I contract as described in note 8a. On a quarterly basis, the Company calculates the repayment based on actual revenues achieved for the reporting period. If the revenue criteria for repayment have been met, a liability will be recognized with a corresponding increase in cost of goods sold. The Company will set up a liability in the period the actual revenues are recognized that cause the grant to become repayable. Given historical sales volume, the accrual for repayment, if any, is likely to be recognized in the fourth quarter of the fiscal year. Depending on the sales volume achieved during the repayment period, the amount of the repayment can significantly impact our gross margins percentages and amounts.

Income Taxes

Income tax expense consists of current and deferred income tax expense. Income tax expense is recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred income taxes are recorded using the statement of financial position liability method. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that we do not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and when we intend to settle its current tax assets and liabilities on a net basis.

We for income tax credits in accordance with IAS 12 Income taxes.

Norsat International Inc.	Management’s Discussion & Analysis

Profit or Loss from Discontinued Operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and:

  represents a separate major line of business or geographical area of operations is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Profit or loss from discontinued operations, including prior year components of profit or loss, is presented in a single amount in the Consolidated Statements of Earnings and Comprehensive Income. This amount, which comprises the post-tax profit or loss of discontinued operations and the post-tax gain or loss resulting from the measurement and disposal of assets classified as held for sale, is further analyzed in Section 11.0 “Discontinued Operations”.

The disclosure for the discontinued operations in the prior year relate to all operations that have been discontinued by the end of the reporting period for the latest period presented.

Net Earnings Per share

Basic net earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during the period.

Diluted net earnings per share is computed similar to basic net earnings per shares, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants at the beginning of the reporting period, if dilutive. The number of additional shares is calculated assuming that outstanding stock options and warrants were exercised and the proceeds from such exercises were used to repurchase common shares at the average market price during the reporting period. Stock options and warrants are dilutive when the market price of the common shares at the end of the period exceeds the exercise price of the options and warrants and when we generate net earnings.

Provisions and Contingent Liabilities

Provisions for product warranties, legal claims, onerous contracts or other claims are recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Timing or amount of the outflow may still be uncertain. The expense relating to any provision is presented in the Consolidated Statements of Earnings and Comprehensive Income, net of any reimbursement.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbably or remote, no liability is recognized.

Changes in Accounting Policies and Future Accounting Pronouncements

Effective January 1, 2013, the Company adopted the following accounting policies:

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult

Norsat International Inc.	Management’s Discussion & Analysis

to assess. IFRS 10 Consolidated Financial Statements replaces SIC-12 Consolidation-Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The adoption of IFRS 10 did not require any adjustments to our financial statements.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The adoption of IFRS 12 did not require any adjustments to our financial statements.

IFRS 13 Fair Value Measurements explains how to measure fair value by providing a clear definition and introducing a single set of guidance for (almost) all fair value measurements. It clarifies how to measure fair value when a market becomes less active and improves transparency through additional disclosures. The adoption of IFRS 13 did not require any adjustments to our financial statements.

In 2012, we early adopted the Annual Improvements to IFRSs 2009-2011 Cycle of IAS 1 Presentation of Financial Statements. The amendments to IAS 1 clarifies the requirements for comparative information when entities apply accounting policies retrospectively, makes a retrospective restatement of items in the financial statements, or when items are reclassified in its financial statements. By early adopting the standard, we have determined that they are not required to present a third statement of financial position for items that have been reclassified retrospectively. The amendments are effective for annual periods beginning on or after January 1, 2013 but can be applied earlier.

The following new accounting pronouncements have been issued but are not effective and may have an impact on us:

Effective for annual periods beginning on or after January 1, 2015:

IFRS 9 Financial Instruments will replace IAS 39 Financial Instruments: Recognition and Measurement, and is currently being developed in stages by the IASB. It addresses the classification, measurement and derecognition of financial assets and financial liabilities. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. As a result of amendments issued in May 2012, the mandatory effective date of IFRS 9 was moved to annual period beginning January 1, 2015, with earlier application permitted. IFRS 9 has also been amended not to require the restatement of comparative period financial statements for the initial application of the classification and measuring requirements of IFRS 9, but instead requires modified disclosures on transition to IFRS 9. We have not early adopted this standard and are currently assessing the impact that this standard will have on the consolidated financial statements.

9.0 Financial Instruments and Risk Exposures

Fair value measurement

Our financial assets include cash and cash equivalents, short-term investments, and trade and other receivables. Our financial liabilities include trade and other accounts payable, accrued liabilities, acquisition loan, and promissory note payable.

We have classified our cash and cash equivalents, short-term investments, and trade and other receivables, as loans and receivables, measured at amortized cost using the effective interest rate method. Trade and other payables, accrued liabilities, acquisition loan, and promissory note payable are classified as other financial liabilities, measured at amortized cost using the effective interest rate method. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability.

The carrying value of our financial assets and liabilities is considered to be a reasonable approximation of fair value due to their immediate or short term maturity, or their ability for liquidation at comparable amounts.

Norsat International Inc.	Management’s Discussion & Analysis

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract. This risk primarily arises from our receivables from customers.

Our exposure to credit risk is dependent upon the characteristics of each customer. Each customer is assessed for credit worthiness, using third party credit scores and through direct monitoring of their financial well-being on a continual basis. In some cases, where customers fail to meet our credit worthiness benchmark, we may choose to transact with the customer on a prepayment basis.

We do not have credit insurance or other financial instruments to mitigate our credit risk as management has determined that the exposure is minimal due to the composition of our customer base.

We regularly review the collectability of our trade and other receivables and establish an allowance account for credit losses based on our best estimate of any potentially uncollectible accounts. As at December 31, 2013, the balance of the allowance account for credit losses was $55,859 (2012-$71,744).

Pursuant to their respective terms, net trade and other receivables was aged as follows as at December 31, 2013 and 2012:

('000s)	As at December 31
	2013	2012
0-30 days	$3,961	$3,854
31-60 days	2,062	1,803
61-90 days	648	1,176
Greater than 90 days	150	260
Total trade and other receivables	$6,821	$7,093

There is a possibility of increased customer credit risk due to the ongoing financial global recessionary trends. As at December 31, 2013, our trade accounts receivable are made up of approximately 5% (2012– 15%) government trade receivables and the balance of the outstanding trade accounts receivable are spread over a large number of customers.

We may also have credit risk relating to cash and cash equivalents, which we manage by dealing with large banks and investing in highly liquid investments. Our objective is to minimize our exposure to credit risk in order to prevent losses on financial assets by placing our investments in highly liquid investments such as guaranteed investment funds. Our cash and cash equivalents carrying value as at December 31, 2013 totaled $3.3 million (2012-$5.1 million), and trade and other receivables of $6.8 million (2012- $7.1 million), representing the maximum exposure to credit risk of these financial assets.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due.

We have a planning and budgeting process which helps determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives.

To manage this risk, we maintain an operating line of credit which provides access to funds in Canadian and or United States dollars to meet short-term financing obligations.

As at December 31, 2013, we had cash and cash equivalents of $3.3 million and trade and other receivables of $6.8 million for a total of $10.1 million. The liquidity and maturity timing of these assets are adequate for the settlement of the short-term financial obligations:

Norsat International Inc.	Management’s Discussion & Analysis

2014
Acquisition loan	$1,920
Accrued liabilities	1,957
Trade and other payables	2,162
Total	$6,039

Although the acquisition loan is due on demand, we do not believe that the demand feature will be exercised. Assuming payment of the acquisition loan is not demanded, scheduled repayment on the acquisition loan over the next five years is shown under Section 4.9 “Contractual Obligations and Contingencies”.

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

We are exposed to currency risk as a result of components of cost being denominated in currencies other than the United States dollar, primarily the Canadian dollar. We hold cash and have liabilities (primarily trade and other payables, accrued liabilities, acquisition loan and provisions) in currencies other than the United States dollar, primarily the Canadian dollar. In addition, we also have Canadian dollar-denominated trade and other receivables that are subject to currency risk.

We manage currency risk by holding cash in foreign currencies to support forecasted foreign currency denominated liabilities and do not use derivative instruments to reduce our exposure to foreign currency risk.

A 1% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $195,000 (2012-180,000, 2011 - $177,000).

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our acquisition loan subject to floating interest rates. We do not enter into any interest rate swaps to mitigate interest rate risk.

10.0 Outstanding Share Data

We have an unlimited number of Common Stock authorized, of which 58,316,532 were outstanding at December 31, 2013 and at February 25, 2014.

As at February 25, 2014, we had 2,023,159 options outstanding to acquire common shares at exercise prices ranging from Cdn$0.36 to Cdn$0.90 per share.

11.0 Discontinued Operations

On July 17, 2012, the Company sold Norsat Italia S.r.l., a wholly owned subsidiary of the Company for cash consideration of Euro 70,000 ($85,764). Norsat Italia S.r.l operated the Company’s vessel monitoring unit. Proceeds of Eur 60,000 (US$76,369) and Eur 10,000 (US$13,583) were received in 2012 and 2013, respectively. The Consolidated Statements of Earnings and Comprehensive Income have been re-presented to show the discontinued operation separately from continued operations.

Norsat International Inc.	Management’s Discussion & Analysis

('000s), except per share amounts	Year Ended December 31
	2012	2011
Results of discontinued operation
Revenue	$278	$564
Expenses	291	624
Results from operating activities	(13)	(60)

Gain on sale of discontinued operation	94	-
Net earnings (loss) for the period - from discontinued operations	$81	$(60)

Net earnings (loss) per share - basic	0.00	(0.00)
Net earnings (loss) per share - diluted	0.00	(0.00)

Weighted average number of shares outstanding
Basic	58,183	58,046
Diluted	58,185	58,165

Cash flows provided by discontinued operation
Net cash provided by operating activities	84	31
Net cash provided by investing activities	25	-
Net cash provided by financing activites	-	-
Net cash flows for the period	$109	$31

12.0 Risks and Uncertainties

Investors should carefully consider the risks and uncertainties described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment. The items of the following list of risk factors are in no particular order or priority to the Company.

12.1 Risks Associated with Financial Results

Our inability to generate sufficient cash flows from our operations may affect our ability to continue as a going concern. Our consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon us having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should we fail to generate sufficient cash flows from operations, we will require additional financing to remain a going concern. At December 31, 2013, we had accumulated a deficit of $16,072,249. Although we generated net profit from our continued operations throughout 2013 and 2012, in the third quarter of 2011 and from the fourth quarter of 2006 through to the fourth quarter of 2010, we have also reported losses in the first, second and fourth quarters of 2011. This past performance cannot be used as an indication of our future performance.

Our inability to accurately forecast our results from quarter-to-quarter may affect our cash resources and result in wide fluctuations in the market price of our stock. Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of our control, our quarterly revenues and operating results are difficult to forecast. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. We also believe that period-to-period

Norsat International Inc.	Management’s Discussion & Analysis

comparisons of our operating results may not be meaningful and one should not rely on any such comparisons as an indication of our future performance.

12.2 Risks Associated with Business and Operations

Our exposure to business and operation risks includes but is not limited to the following:

We recognize the threats posed by operating in an uncertain global economic environment. The uncertain global economy and financial markets continue to limit overall visibility to end markets. This uncertainty may continue to impact our industry, resulting in lower demand for some of the products we manufacture and limiting end-market visibility for our customers. This environment can pose significant risk to our business by impacting demand for our customers’ products, the financial condition of our customers or suppliers, as well as the level of customer consolidations. A deterioration in economic environment may accelerate the effect of the various risk factors described in this MD&A, as well as result in other unforeseen events that will impact our business and financial condition.

To succeed, we must be able to control spending and prudently allocate financial resources to optimize value. To drive sales, our products must meet the needs of existing and potential customers and be competitively priced; additional judgement will need to be exercised if the granting of credit to customers is required to close the transaction. In view of the current difficulty, both in obtaining credit and accessing the capital markets, stewardship of cash continues to be critical to our success.

We cannot be sure we will be able to identify emerging technology and market trends, enhance our existing technologies or develop new technologies in order to effectively compete in the communications industry. The communications industry is characterized by rapid technological changes, short technology and product life cycles, pressure to provide improved solutions at increasingly lower prices and frequent introduction of new technologies and products. To succeed, we must be able to identify emerging trends and enhance our existing technologies and develop new technologies and products to meet market requirements. To drive sales, our products must meet the needs of existing and potential customers and be competitively priced. Additionally, there must be sufficient interest in and demand for our products. If we do not develop these new technologies and products in a timely and cost effective manner, or if others develop new technologies ahead of us, we may not achieve profitability in the communications industry and may not be able to participate in selling these new technologies or products. While we are able to continue to develop products with funding contributions from the Canadian Federal Government through the SADI program; without the SADI program contribution, our Company’s product development costs would not be sustainable, thereby jeopardizing our ability to maintain product innovation and leadership.

We have customer concentration in our business. A significant portion of our revenues have been recognized from a limited number of customers. A decline in revenue from the customers on which we are dependent or the loss of a large customer could have a material effect on our financial condition and operating results.

During 2013, one customer of our Sinclair Technologies division represented 14% of our total revenue (2012 –one customer, 2011 – no customer).

While we have been diversifying our customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector. We expect that a majority of the Satellite Systems revenues will continue to be dependent on sales to a small number of customers. We also expect that customers will vary from period-to-period as existing customers are under no obligation to continue buying from Norsat.

We cannot be sure that we will be able to compete effectively with our current competitors. Our markets are intensely competitive. Some competitors have technologies and products that may be more advantageous and compete directly with us. Some of these competitors are large, established companies which have significantly greater resources than we do.

Aggressive pricing is a common business dynamic in our markets. Some of our competitors have greater scale as well as a broader service offering than we have. Some of our current or potential competitors may also increase or

Norsat International Inc.	Management’s Discussion & Analysis

shift their presence in new lower-cost regions to try to offset the continuous competitive pressure and increasing labor costs, may develop or acquire services comparable or superior to those we develop, combine or merge to form larger competitors, or adapt more quickly than we may to new technologies, evolving industry trends and changing customer requirements.

Our ability to compete effectively will depend on our ability to increase sales, attract new customers in a timely and cost effective manner, and sell our products at competitive prices. We are dependent on others for the supply and manufacture of components and products we sell. We have outsourced substantially all of the manufacturing of the microwave products we sell. We also rely on our suppliers to provide components for the production of other products. If either the manufacturers or suppliers cannot deliver products to us on time, our revenues and profits will be adversely affected.

We have limited intellectual property protection. Our success and ability to compete are dependent, in part, upon our proprietary technology, brand and reputation in the marketplace, and customer relationships. While we currently holds four patents (US Patents# 6931245; 7218289; 8200150; 8125400;) and have applied for patent protection on certain other parts of our technology, we rely primarily on trade secrets and do not have adequate trademark and patent protection on all of our technology. We enter into confidentiality and non-compete agreements with our employees and limit the access to and distribution of the product design documentation and other proprietary information. However, we cannot be sure that these efforts will deter misappropriation or prevent an unauthorized third party, including former associates and former employees, from obtaining or using information, which we deem to be proprietary. Although we believe that our technology does not currently infringe upon patents or trademarks held by others, we cannot be sure that such infringements do not exist or will not exist in the future, particularly as the number of products and competitors in our industry segment grows.

If we experience rapid growth and do not manage it effectively, profitability may be affected. If our technologies and products achieve widespread acceptance, we may experience rapid growth. This growth may require us to hire more employees, recruit additional management, improve our financial control systems, and expand and manage our technical, sales and support service operations. We would need increased revenues and additional funding to operate these increased activities. If we do not manage growth effectively, our profitability may be impacted.

We depend on key employees and we cannot be sure that we will be able to keep these employees or hire and train replacements. Our success depends on the skills, experience and performance of our senior management and other key personnel. While we offer competitive compensation packages and stock options to attract key employees, we do not carry key person insurance on these employees. Highly skilled technical employees and management in the communications industry are in demand and the market for such persons is highly competitive. We cannot be sure that we will be able to retain these employees or hire replacements. If we do not successfully retain the key personnel or hire and train replacements, we will be unable to develop the new products and technologies necessary to compete in our markets or to effectively manage our business.

We intend to expand our international operations, and thus face a number of risks including tariffs, export controls and other trade barriers; political and economic instability in foreign markets; and fluctuations in foreign currencies. These external risks may not be under our control. Additional human and financial resources may be required for this expansion which we may not be able to attract or afford. Failure to expand internationally may impact our Company’s prospects for revenue growth and profitability.

We may encounter difficulties completing or integrating our acquisitions which could adversely affect our operating results. We expect to expand our presence in new end-markets or expand our capabilities, some of which may occur through acquisitions. These transactions may involve acquisitions of entire companies and/or acquisitions of selected assets of companies. Potential difficulties related to our acquisitions include:

  integrating acquired operations, systems and businesses;

  retaining customer, supplier, employee or other business relationships of acquired operations;

  addressing unforeseen liabilities of acquired businesses;

  limited experience with new technologies; and

  not achieving anticipated business volumes.

Norsat International Inc.	Management’s Discussion & Analysis

Any of these factors could prevent us from realizing the anticipated benefits of an acquisition, including additional revenue, operational synergies and economies of scale. Our failure to realize the anticipated benefits of acquisitions could adversely affect our business and operating results. Our acquisition of Sinclair Technologies Holdings Inc. in 2011 has resulted in the recording of a significant amount of goodwill and intangible assets at the time of acquisition. Our failure to support the carrying value of goodwill and intangible assets in periods subsequent to the acquisitions could require write-downs that adversely affect our operating results.

We sell products which may, in certain instances, be subject to export and/or re-export restrictions. The export laws of the governments of Canada and United States apply to products that we sell. The United States Department of Commerce, through its Export Administration Regulations, and the Government of Canada, through its Export Controls Division, regulate exports and re-exports of "dual-use" items, i.e., goods, software and technologies with commercial and proliferation/ military applications. In ascertaining whether such items may be subject to export control restrictions, we are sometimes forced to rely on information in the specifications of certain components from the manufacturers and vendors. Should this information later prove to be incorrect, we may be subjected to penalties and fines. We may also be subjected to penalties and fines should there be a breach in the processes.

We buy components and products which may, in certain instances, be subject to contractual obligations to purchase minimum quantities during a given period, maintain resale records and abide by certain resale restrictions. Failure to fulfill any or all of these may negatively impact liquidity should we be forced to take ownership of any un-purchased units. It may also affect our ability to continue supplying products as originally specified and thus affect obligations to fulfill orders.

We may be subject to product liability claims, which are not fully covered by insurance. The manufacture, sale and marketing of our products expose us to the risk of product liability claims. Given the complex nature of our products, the products may contain undetected errors or performance problems may arise. Although our products undergo testing prior to release into the market, it is possible that such products may yet still contain errors and performance problems, which are discovered only after commercial introduction. If these defects and errors are discovered after shipment, they could result in a loss of sales revenues, delay in market acceptance, product returns, warranty claims and the loss of a potential market. In addition, components and other products manufactured and distributed by others, which are incorporated into our products, may also contain such defects and errors, which could substantially reduce the performance of the products. We are also at risk of exposure to potential product liability claims from distributors and end-users for damages resulting from defects in products that we distribute. Although product defects have not been a significant factor, we maintain comprehensive general liability insurance which provides limited coverage against claims originating in product failure. We cannot be sure that this insurance will be adequate to cover all claims brought against us or that this insurance will continue to be available to us on acceptable terms. If these claims are not fully covered by our product liability insurance, they could severely and negatively impact the business liability insurance coverage and the available cash resources. A product liability claim, even one without merit or for which we have substantial coverage, could result in significant legal defence costs, thereby increasing the expenses, lowering the earnings and, depending on revenues, potentially resulting in additional losses.

Our operations may be disrupted by natural disasters and extreme weather conditions. Our headquarters are located in the Greater Vancouver region which has, in recent times, been subjected to high winds and extreme weather conditions. While we have managed to continue operating through some of these conditions, employee productivity during these periods is negatively impacted.

Long sales and implementation cycles for our products may adversely affect our operating results. Our customers generally devote substantial time, money and other resources to their purchasing decisions. Typically, the larger the potential sale, the more time, money and other resources will be invested. As a result, it may take many months or a few years after the first contact with a customer before a sale may actually be completed. We may invest significant sales and other resources in a potential customer that may not generate revenue for a substantial period of time, if at all. Long sales and implementation cycles may affect the size or timing of the order or even cause it to be cancelled. For example, purchasing decisions may be postponed, or large purchases reduced, during periods of economic uncertainty; we or our competitors may announce or introduce new products; or the customer’s own budget and purchasing needs may change. In addition, long sales and implementation cycles may impact the margins we earn on our products. It may cost us more to produce our products by the time the purchasing decision is made due to

Norsat International Inc.	Management’s Discussion & Analysis

increased supply costs or currency fluctuations. If these events were to occur, sales of our products may be cancelled or delayed, which would reduce its revenue.

Mergers or other strategic transactions by competitors could weaken our competitive position or reduce our revenue. If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen co-operative relationships with existing or prospective clients, thereby limiting our ability to promote our products and services. Disruptions in our business caused by these events could reduce ours competitiveness and ultimately our revenue.

If our suppliers do not supply us with a sufficient amount and quality of components at acceptable prices, and in a timely manner, our ability to manufacture our products would be harmed and the business would suffer. We rely on third-party suppliers to provide components and product subassemblies. A supplier’s failure to supply components or product subassemblies in a timely manner, or failure to supply components or product subassemblies that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources of these components or product subassemblies in a timely manner or on terms acceptable to us, could adversely affect our ability to manufacture or source products. We may experience delays in the manufacture or sourcing of products and our business and financial results would suffer if we fail to identify alternate suppliers, or if our supply is interrupted or reduced or if there is a significant increase in cost.

Our level of indebtedness and failure to comply with its indebtedness arrangements may adversely affect our business and operations. We rely on the availability of indebtedness arrangements with our lenders. The arrangements contain numerous restrictive covenants that limit our discretion with respect to certain business matters. These covenants place significant restrictions on our ability to pledge or create liens or other encumbrances on our assets. These financial covenants require that we meet certain financial ratios and financial condition tests. If the lender was to demand or cancel these facilities, there can be no assurance that our assets would be sufficient to repay in full the indebtedness. It is possible that we will not have sufficient funds at the time to fund our operations. In addition, there can be no assurance that future borrowings or equity financing will be available to us or available on acceptable terms, in an amount sufficient to meet our repayment obligations. In the event that the lending arrangements cannot be refinanced, or if they can only be refinanced on terms that are less favourable than the current terms, our business and operations may be adversely affected.

We are subject to the risk of increased income taxes and our ability to successfully defend tax audits could adversely affect our financial condition and operating results. We conduct business operations in a number of countries. We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. In addition, certain of our subsidiaries provide financing, products and services to, and may from time-to-time undertake certain significant transactions with, other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and that contemporaneous documentation must exist to support such pricing.

We are subject to tax audits and reviews by local tax authorities of historical information and our contemporaneous documentation which could result in additional tax expense in future periods relating to prior results. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

Any failure to successfully manage our international operations would have a material adverse effect on our financial condition and operating results. We have operations in numerous countries, including Canada, United States, United Kingdom and Switzerland. International operations are subject to inherent risks which may adversely affect us, including:

  labor unrest and differences in regulations and statutes governing employee relations;

  changes in regulatory requirements;

  inflation and rising costs;

Norsat International Inc.	Management’s Discussion & Analysis

  difficulty in staffing and managing foreign operations;

  ability to build infrastructure to support operations;

  changes in local tax rates or adverse tax consequences, including the repatriation of earnings;

  compliance with a variety of foreign laws, including changing import and export regulations;

  adverse changes in trade policies between countries in which we maintain operations;

  economic and political instability;

  potential restrictions on the transfer of funds; and

  foreign exchange risks.

12.3 Risks Associated with the Value of Shares

The exercise of the existing outstanding options may substantially dilute the value of our common shares. The Company has unlimited number of Common Stock authorized , of which 58,316,532 were outstanding at February 25, 2014. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of our Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for us, could also have dilutive effect for shareholders.

The current financial market volatility can result in wide fluctuations in the market price of our stock. Although we have reported profitability in all four quarters of 2013 and 2012, the third quarter of 2011 and in 17 consecutive quarters starting from the fourth quarter of 2006, we have also reported losses in the first, second and fourth quarters of 2011. Despite the previously mentioned profitable results, the uncertainty and volatility in current financial markets can result in wide fluctuations in the market price of our stock. Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future.

12.4 Risks Associated with Foreign Exchange

Our operations are heavily exposed to fluctuations in foreign currencies. Most of our international sales are denominated primarily in US dollars, Euros and Great British pounds. While we expect our international revenues and expenses will continue to be denominated primarily in US dollars, a portion of our international revenues and expenses may be denominated in other foreign currencies in the future. As the functional currency is the United States dollar, we could experience and have experienced the risks of fluctuating currencies. A stronger Canadian dollar increases operating expenses on conversion to the U.S. dollar. From time to time we may choose to engage in currency hedging activities, which may be unsuccessful and expensive.

A 1% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $195,000 (2012 – $180,000, 2011 - $177,000).

12.5 Risks Associated with Interest Rates

Borrowings under our operating line of credit bear interest at LIBOR or Prime rate plus a margin. If we borrow under this facility, we are exposed to interest rate risks due to fluctuations in these rates. A one-percentage increase in these rates would increase interest expense by approximately $42,000 annually, assuming we borrow a maximum of $4.2 million under our undrawn credit facilities.

In addition, borrowings under our acquisition loan bear interest at LIBOR or Prime rate plus a margin. We are exposed to interest rate risks due to fluctuations in these rates. A one-percentage increase in these rates would increase interest expense by approximately $40,000, based on a principal amount of $4.4 million, which is the balance outstanding as at December 31, 2013.

Norsat International Inc.	Management’s Discussion & Analysis

13.0 Disclosure Controls and Internal Controls over Financial Reporting 13.1 Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the issuer in the reports that it files under the Act is recorded, processed, summarized and reported, within the time limits specified in the Commission’s rules and forms and that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. The CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures. They have concluded that our disclosure controls and procedures were effective as at December 31, 2013, at a reasonable assurance level.

13.2 Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company. Our CEO and CFO have assessed the effectiveness of our internal control over financial reporting as at December 31, 2013, in accordance with Internal Control over Financial Reporting – Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our CEO and CFO have determined that our internal control over financial reporting is effective as at December 31, 2013.

While our CEO and CFO believe that our internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

13.3 Changes in Internal Controls over Financial Reporting

During 2013, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.